FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 1, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Interim Results 2014

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global and UK economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the Group’s structure, rationalisation of and investment in its IT systems, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the reliability and resilience of its IT system, the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Highlights

The Royal Bank of Scotland Group (“RBS”) reports a profit before tax of £2,652 million for H1 2014, up from £1,374 million in H1 2013, driven by more favourable credit conditions and good results from RBS Capital Resolution, with a consequential beneficial impact on capital ratios.

Operating profit(1) for the period was £2,601 million, up from £708 million in H1 2013.

“The results show the steady progress we are making as we take the steps to be a much simpler, smaller and fairer bank. These results show that underneath all the noise and huge restructuring of recent years, RBS is a fundamentally stronger bank that can deliver good results for customers and shareholders.”

“There is progress on all of our key priorities - capital is stronger, costs are lower and customer activity is gradually improving - although we have only just started with our programme to make it easier for customers to do more business with us.”

“But let me sound a note of caution. We are actively managing down a slate of significant legacy issues. This includes significant conduct and litigation issues that will likely hit our profits going forward. I am pleased we have had two good quarters, but no one should get ahead of themselves here - there are bumps in the road ahead of us.”

“These results are pleasing but no one at this bank is complacent about the challenges ahead.”

Ross McEwan, Chief Executive

Note:
(1)
Operating profit before tax, own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest (‘operating profit’). Statutory operating profit before tax was £2,652 million for the half year ended 30 June 2014.

Highlights

Key financial data
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013*	2014	2014*	2013*
	£m	£m	£m	£m	£m

Total income (1)	9,978	10,608	4,925	5,053	5,447
Operating expenses (2)	(7,108)	(7,750)	(3,700)	(3,408)	(4,156)
Operating profit before impairment losses (3)	2,870	2,858	1,225	1,645	1,291
Impairment (losses)/recoveries	(269)	(2,150)	93	(362)	(1,117)

Operating profit (3)	2,601	708	1,318	1,283	174

Own credit adjustments	(51)	376	(190)	139	127
Gain on redemption of own debt	20	191	-	20	242
Write-down of goodwill	(130)	-	(130)	-	-
Strategic disposals	191	-	-	191	6
RFS Holdings minority interest	21	99	12	9	(1)

Profit before tax	2,652	1,374	1,010	1,642	548

Profit attributable to ordinary and B shareholders	1,425	535	230	1,195	142

*Restated - refer to page 10.

	30 June	31 March	31 December
Capital and balance sheet	2014	2014	2013

Funded balance sheet (4)	£736bn	£746bn	£740bn
Total assets	£1,011bn	£1,024bn	£1,028bn
Loan:deposit ratio (5)	96%	97%	94%
Common Equity Tier 1 ratio	10.1%	9.4%	8.6%
Leverage ratio (6)	3.7%	3.6%	3.4%
Tangible net asset value per ordinary and B share (7)	376p	376p	363p
Liquidity portfolio	£138bn	£131bn	£146bn
Liquidity coverage ratio (LCR) (8)	104%	103%	102%
Net stable funding ratio (NSFR) (9)	111%	110%	118%

Notes:
(1)	Excluding own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest.
(2)	Excluding RFS Holdings minority interest and write-down of goodwill.
(3)	Operating profit before tax, own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals, and RFS Holdings minority interest.
(4)	Funded balance sheet represents total assets less derivatives.
(5)	Net of provisions, including disposal groups and excluding repurchase agreements.
(6)	Leverage ratio represents CRR end-point Tier 1 capital as a percentage of the exposure based on the Basel Committee on Banking Supervision (BCBS) January 2014 proposal.
(7)	Tangible net asset value per ordinary and B share represents total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares.
(8)
In January 2013, the BCBS published its final guidance for calculating LCR which is currently expected to come into effect from January 2015 on a phased basis. Pending the finalisation of the LCR rules within the EU, RBS monitors the LCR based on its own interpretations of current guidance available for EU LCR reporting. Therefore, the reported LCR will change over time with regulatory developments. Due to differences in interpretation of the rules RBS’s ratio may not be comparable with those of other financial institutions.

(9)
The NSFR for all periods has been calculated using RBS’s current interpretations of the existing rules relating to various BCBS guidance to date. Ratios for 31 March 2014 and 31 December 2013 have been revised accordingly. BCBS is expected to issue revised guidance on the NSFR towards the end of 2014 or early 2015.

Highlights

Key points

H1 2014 performance
●
Operating performance in the first half of 2014 was good, with all customer-facing businesses reporting improved operating profits compared with H1 2013. Operating profit(1) of £2,601 million included £514 million of restructuring costs (compared with £271 million in H1 2013) and £250 million of litigation and conduct costs, with £150 million added to provisions for Payment Protection Insurance and £100 million to interest rate swap redress provisions.

●	Operating profit(1), excluding restructuring and litigation and conduct costs (‘adjusted operating profit’), improved to £3,365 million, compared with £1,599 million in H1 2013.

●
Total income declined 6% to £9,978 million. Growth of 3% in Personal & Business Banking (PBB) and 2% in Commercial & Private Banking (CPB) was more than offset by lower income, down 10%, in Corporate & Institutional Banking (CIB), reflecting its smaller balance sheet and reduced risk profile. Net interest margin improved to 2.17%, up 20 basis points compared with H1 2013, with continuing benefits from deposit repricing in PBB and CPB outweighing modest erosion of asset margins.

●
Total expenses were 8% lower at £7,108 million, including £514 million of restructuring costs and £250 million of litigation and conduct costs. Operating expenses, excluding restructuring and litigation and conduct costs (‘adjusted operating expenses’), were down 8% to £6,344 million. Overall headcount has fallen by 8,000 over the past 12 months.

●
Impairment losses declined by £1,881 million to £269 million. All core businesses showed significant reductions in impairment losses as UK and Irish credit conditions continued to improve. In RBS Capital Resolution (RCR) there was a net write-back of provisions, reflecting disposals at favourable prices. At 30 June 2014, risk elements in lending (REIL) represented 8.3% of gross loans to customers, compared with 9.4% at 31 December 2013.

●
Profit before tax was £2,652 million compared with £1,374 million in the first half of 2013, including a gain of £191 million from the sale of the remaining interest in Direct Line Insurance Group in Q1 2014 and a write-down of goodwill of £130 million in Q2 2014. Own credit adjustment was a charge of £51 million compared with a credit of £376 million in H1 2013 which also included a gain of £191 million on redemption of own debt compared with £20 million in H1 2014.

●	The tax charge was £733 million, representing 27.6% of profit before tax, and included a £76 million write-off of deferred tax assets.

●
The Common Equity Tier 1 (CET1) capital ratio strengthened to 10.1%(2) from 8.6% at the end of 2013, principally driven by reductions in risk-weighted assets in CIB and RCR and the retained profit for the period. RBS remains on track to achieve its medium-term capital targets.

●
After charging the initial £320 million Dividend Access Share retirement dividend, profit attributable to ordinary and B shareholders was £1,425 million. Tangible net asset value per ordinary and B share was 376p at 30 June 2014 compared with 363p at the end of 2013.

Highlights

Key points (continued)

Q2 2014 performance
●
Operating profit(1) in Q2 2014 was £1,318 million, compared with £174 million in Q2 2013 and £1,283 million in Q1 2014. Restructuring costs totalled £385 million and litigation and conduct costs £250 million. Adjusted operating profit rose to £1,953 million, compared with £893 million in Q2 2013 and £1,412 million in Q1 2014.

●
Total income was 10% lower than in Q2 2013 at £4,925 million, with a 4% improvement in UK PBB more than offset by the 13% reduction in CIB, reflecting its smaller balance sheet and lower risk levels. Within CIB, Rates, Currencies and Credit income was £765 million, down 10% from Q2 2013 and 25% from Q1 2014. Citizens Financial Group benefited from a net gain of $283 million on the sale of its Illinois branch network.

●	Adjusted operating expenses were £3,065 million, down 11% from Q2 2013 and 7% from Q1 2014.

●
Impairments amounted to a net release of £93 million compared with losses of £1,117 million in Q2 2013 and £362 million in Q1 2014, benefiting from improvements in bad debt flows and latent provision releases totalling £258 million, primarily reflecting improving credit conditions.

●
Profit before tax totalled £1,010 million, after a write-down of goodwill of £130 million and a charge of £190 million for own credit. Profit attributable to ordinary and B shareholders was £230 million, after charging the initial £320 million Dividend Access Share retirement dividend.

Balance sheet
●	Funded assets fell to £736 billion, down £107 billion from June 2013, principally driven by the reduction in CIB’s balance sheet and the run-off of RCR and Non-Core assets.
○
In UK PBB, gross new mortgage lending totalled £9.8 billion in H1 2014, a market share of 9.9%. Repayments remain high, with the low interest rate environment enabling higher levels of principal repayment.

○
In CPB, Commercial Banking, loans and advances in the growable book increased to £64.9 billion, up £2 billion from the prior year, but this was offset by a £2.8 billion planned decline in the non-growable book, which comprises real estate finance, businesses in restructuring and excess single-name concentrations.

○ Overall SME applications were 11% higher in H1 2014 than in the prior year and gross new lending was up 31% at £5.0 billion, with run-off remaining at a similar level to previous years.
○ Total net lending flows reported within the scope of the Funding for Lending Scheme were minus £1.5 billion in Q2 2014 with the majority of the decline in large corporates.
●	Risk-weighted assets (RWAs) fell to £392 billion at the end of June 2014, down £22 billion from the end of March 2014.

●	The CET1 ratio was 10.1%(2) at the end of June 2014, up from 8.6% at the end of 2013 and 9.4% at the end of March 2014 reflecting the attributable profit for the period and lower RWAs.

●
The bank’s liquid asset buffer was £138 billion at the end of June 2014, up slightly from the first quarter but down from £146 billion at the end of 2013, leaving ample headroom to accommodate lending growth in H2 2014.

Highlights

Key points (continued)

Segmental performance
●	Personal & Business Banking
○
Operating profit increased to £1,049 million from £307 million in the first half of 2013. Adjusted operating profit was £1,232 million in H1 2014, up from £622 million in H1 2013. The increase in adjusted operating profit was principally driven by a decline in impairment losses, predominantly in Ulster Bank. In addition, income grew by 5% in UK PBB with higher personal mortgage and deposit balances and stronger deposit margins.

○
Within PBB, UK Personal & Business Banking (UK PBB) operating profit increased to £994 million from £688 million in the first half of 2013. Adjusted operating profit rose 22% to £1,163 million, driven by strong income growth (up 5% compared with H1 2013) and a 42% decline in impairment losses.

○
Ulster Bank operating profit increased to £55 million from a loss of £381 million in the first half of 2013. Adjusted operating profit was £69 million compared with a loss of £335 million in H1 2013, principally as a result of the marked improvement in impairment losses.

●	Commercial & Private Banking
○
Operating profit increased to £780 million from £501 million in the first half of 2013. Adjusted operating profit of £895 million was 60% higher than in H1 2013, with net interest income benefiting from improving deposit margins and impairment losses substantially reduced.

○
Commercial Banking operating profit increased to £635 million from £413 million in the first half of 2013. Adjusted operating profit rose by 60% to £747 million, with the effect of repricing activity offsetting the impact of a decline in CIB (Markets) revenue share income. Lower impairments reflected fewer significant individual cases together with £60 million of latent provision releases.

○
Private Banking operating profit was £145 million compared with £88 million in the first half of 2013. Adjusted operating profit was 59% higher at £148 million, with net interest income benefiting from improved deposit margins and with cost saving initiatives contributing to an 8% reduction in adjusted expenses.

●	Corporate & Institutional Banking
○
Operating profit was £308 million, compared with a loss of £197 million in H1 2013. Adjusted operating profit was £549 million, up 85% from H1 2013. The improvement primarily reflected lower impairments (a net recovery of £39 million compared with losses of £223 million in the prior year).

	○	While Rates income improved from a weak H1 2013 (up 40%), Currencies declined by 27% and Credit by 22%, reflecting lower market volatility and the reduction in CIB’s RWA deployment.
	○	RWAs fell from £147 billion to £128 billion driven by deleveraging, mitigation and risk-reduction.

●	Citizens Financial Group
○
Operating profit increased by £68 million ($158 million), or 19%, to £421 million ($704 million), reflecting the sale of the Illinois retail branches and small business and select middle market relationships in the Illinois market. Excluding the impact of the sale, $283 million net gain, and restructuring costs of $115 million (H1 2013 - $5 million), operating profit was down 3% driven by lower non-interest income and higher impairment losses partially offset by higher net interest income.

	○	The Illinois branch transaction, completed on 20 June 2014, resulted in a net gain of $283 million and restructuring costs of $17 million.
	○	Net interest income rose 14%, reflecting an expanded investment securities portfolio and 8% growth in average loans and advances, driven by the transfer of a $3.6 billion portfolio from Non-Core.

Highlights

Key points (continued)

Segmental performance (continued)
●	RBS Capital Resolution
	○	Over the course of H1 2014 RCR reduced funded assets by £8 billion, or 28%, to £21 billion. RWA equivalent(3) decreased by £21 billion, or 33%, to £44 billion.
	○	Operating loss in H1 2014 was £48 million, with an operating profit of £66 million recorded in the second quarter of the year, driven by net impairment releases of £128 million.
	○	The combined effect of the small operating loss and RWA equivalent reduction was net CET1 capital accretion of £2 billion.

Building the number one bank for trust and service in the UK
●
RBS is making steady progress towards building a simpler, smaller and fairer bank, and remains focused on delivering the commitments for personal and business customers it announced on 27 February 2014.

○
RBS now offers its best rates to existing credit card and home insurance customers, adding to earlier progress on savings, mortgages, loans and current accounts. There is now no deal across the entire Personal Banking product set that is not available to existing customers.

○
Customer letters and emails have been simplified, and simplification of the product set has continued, with the number of products on offer to Personal Banking customers reduced by 29% since 2012; this will reach over 50% by end 2014.

	○	The branch refurbishment programme has continued with a further roll-out of WiFi.
	○	RBS has reduced the time taken to open an account from five days to one for most personal customers.
○
By the end of the year, 84% of business banking frontline staff will be based in or above a branch. So that more time can be spent with customers, a further 40 experienced relationship managers have been allocated to serve commercial customers, with a central focus on lending.

	○	Lending procedures are being improved. Lending decisions for commercial customers will by the end of the year be made within five days for all but the most complex applications.

Performance measures(4)

	Measure	2013	H1 2014	Medium-term	Long-term

Efficiency	Cost:income ratio	95%	71%	~55%	~50%
	Adjusted cost:income ratio(5)	72%	64%
Returns	Return on tangible equity	Negative	7%	~9-11%	~12%+
Capital strength	Common Equity Tier 1 ratio(6)	8.6%	10.1%	≥12%	≥12%
	Leverage ratio(7)	3.4%	3.7%	3.5-4%	≥4%

Notes:
(1)
Operating profit before tax, own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest (‘operating profit’). Statutory operating profit before tax was £2,652 million for the half year ended 30 June 2014.

(2)	The CET1 ratio includes the benefit of the retained profit for the period.
(3)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier of 10.

(4)	This table contains forecasts with significant contingencies. Please refer to ‘Forward-looking statements’ and ‘Risk factors’.
(5)	Excluding restructuring costs and litigation and conduct costs.
(6)	CRR end-point basis.
(7)	BCBS basis (refer to page 20 for further details).

Highlights

Outlook
These results reflect increasing economic confidence and improvements in asset values seen in RBS’s core UK and Irish markets. Economic growth is expected to continue, although the pace may moderate.

NIM is expected to remain close to H1 levels, with the majority of deposit re-pricing benefits having now taken place.

Income from the fixed income product suite is expected to be lower in the second half of 2014, reflecting both normal seasonal trends and the continuation of the bank’s reduced balance sheet risk appetite.

RBS remains on track to deliver its target of £1 billion cost reductions in 2014. Restructuring costs are expected to be higher in the second half of 2014 as the pace of activity to reduce costs in later years picks up. A restructuring charge of around £1.5 billion is expected for 2014, with overall restructuring costs still expected to be around £5 billion over 2014 to 2017 as the change agenda across the bank from economic, legal and regulatory perspectives remains very full.

Credit impairment charges in the second half of the year are expected to remain low, subject to macro economic conditions, resulting in a full year charge of around £1 billion, although at these low levels there will be volatility from quarter to quarter.

RCR funded assets are expected to be down from £29 billion at its inception to around £15 to £18 billion at the end of 2014. The overall cost (comprising impairments, disposal losses and running expenses) for RCR to achieve its goals was originally expected to be around £4.0 to £4.5 billion between 2014 and 2016. In light of the strong performance in the first half and the more favourable economic environment, these costs are now expected to total around £2.5 to £3.0 billion, of which c.£0.8 billion in 2014, although outcomes are subject to significant potential volatility.

The bank is making good progress towards achieving its target CET1 ratio of 11% by the end of 2015 and at least 12% by the end of 2016. However, ongoing conduct and regulatory investigations and litigation continue to present challenges and uncertainties and are expected to be a drag on capital generation over the coming quarters. The timing and amounts of any further settlements or redress remain uncertain and could be significant.

Contacts

For analyst enquiries:

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

RBS Press Office		+44 (0) 131 523 4205

Announcement and slides
This announcement and the background slides are available on www.rbs.com/results

Financial supplement
A financial supplement containing income statement and balance sheet information for the last nine quarters is available on www.rbs.com/results

Presentation of information

The financial information on pages 12 to 68, prepared using the Group’s accounting policies, shows the operating performance of RBS on a non-statutory basis which excludes own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest (RFS MI). Information is provided in this form to give a better understanding of the results of RBS’s operations.

Divisional Reorganisation

Organisational change
On 27 February 2014, RBS announced a refreshed strategic direction with the ambition of building a bank which earns its customers’ trust by serving them better than any other bank.

Business structure
RBS is now structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into franchises able to deliver co-ordinated services.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. The previously reported operating divisions are now realigned into three franchises:

•
Personal & Business Banking (PBB) serves individual and mass affluent customers together with small businesses (generally up to £2 million turnover), with more business bankers moving back into branches. PBB comprises two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

•
Commercial & Private Banking (CPB) serves commercial and mid-corporate customers and high net worth individuals, deepening relationships with commercial clients, operating overseas through its market-leading trade and foreign exchange services, while connecting our private banking brands more effectively to successful business owners and entrepreneurs. CPB comprises two reportable segments, Commercial Banking and Private Banking.

•
Corporate & Institutional Banking (CIB) serves our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region, with debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients. CIB is a single reportable segment.

In addition to the segments noted above, RBS will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down. Residual unallocated costs will continue to be reported within Central items.

In the new reporting structure, US Retail & Commercial (US R&C) is now referred to as CFG and Wealth is now referred to as Private Banking.

Comparatives have been restated accordingly.

Presentation of information

Reporting changes
In order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, the following reporting changes have been implemented:

To improve the transparency of the operating performance of the reportable segments, a number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments. Only the following will now be reported as reconciling items:

•	Own credit adjustments

•	Gain on redemption of own debt

•	Write-down of goodwill

•	Strategic disposals

•	RFS Holdings minority interest

Revised allocation of costs
As part of its internal reorganisation, RBS has centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

Treasury allocations
The basis of allocation of Treasury costs has been amended to align the recovery of funding and hedging costs across RBS and for the transfer of certain assets and their associated costs out of Treasury.

Revised segmental return on equity
For the purposes of computing segmental return on equity, notional equity is calculated as a percentage of the monthly average of segmental RWAs. Previously, notional equity was allocated at 10% of RWAs after capital deductions (RWAe). This has been revised to 12% of RWAs across all businesses.

Comparatives have been restated accordingly.

For further information on the restatements refer to the Q2 2014 Restatement Document dated 21 July 2014, available on www.investors.rbs.com/restatement

Presentation of information

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 69 to 131 inclusive are on a statutory basis. Reconciliations between the non-statutory basis and statutory basis are included in Appendix 2.

Non-Core
Non-Core was dissolved with effect from 31 December 2013.

RBS Capital Resolution
RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. No business lines moved to RCR and prior period segmental reporting has not been restated. The results of RCR were reported separately for the first time in Q1 2014.

Summary consolidated income statement
for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013*	2014	2014*	2013*
	£m	£m	£m	£m	£m

Net interest income	5,496	5,442	2,798	2,698	2,770
Non-interest income	4,482	5,166	2,127	2,355	2,677

Total income (1)	9,978	10,608	4,925	5,053	5,447
Operating expenses (2)	(7,108)	(7,750)	(3,700)	(3,408)	(4,156)

Operating profit before impairment losses (3)	2,870	2,858	1,225	1,645	1,291
Impairment (losses)/recoveries	(269)	(2,150)	93	(362)	(1,117)

Operating profit (3)	2,601	708	1,318	1,283	174
Own credit adjustments	(51)	376	(190)	139	127
Gain on redemption of own debt	20	191	-	20	242
Write-down of goodwill	(130)	-	(130)	-	-
Strategic disposals	191	-	-	191	6
RFS Holdings minority interest	21	99	12	9	(1)

Operating profit before tax	2,652	1,374	1,010	1,642	548
Tax charge	(733)	(678)	(371)	(362)	(328)

Profit from continuing operations	1,919	696	639	1,280	220
Profit from discontinued operations, net of tax	35	138	26	9	9

Profit for the period	1,954	834	665	1,289	229
Non-controlling interests	(42)	(117)	(23)	(19)	14
Other owners’ dividends	(167)	(182)	(92)	(75)	(101)
Dividend Access Share dividend	(320)	-	(320)	-	-

Profit attributable to ordinary and B shareholders	1,425	535	230	1,195	142

*Restated - see page 10.

Notes:
(1)	Excluding own credit adjustments, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)	Excluding RFS Holdings minority interest and write-down of goodwill.
(3)	Operating profit before tax, own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals, and RFS Holdings minority interest.

Analysis of results is set out on pages 14 to 23.

Summary consolidated balance sheet
at 30 June 2014

	30 June	31 March	31 December
	2014	2014	2013
	£m	£m	£m

Cash and balances at central banks	68,670	69,647	82,659
Net loans and advances to banks (1,2)	28,904	28,302	27,555
Net loans and advances to customers (1,2)	385,554	390,780	390,825
Reverse repurchase agreements and stock borrowing	81,705	78,213	76,413
Debt securities and equity shares	120,628	130,498	122,410
Settlement balances	19,682	16,900	5,591
Intangible assets	12,173	12,428	12,368
Other assets (3)	18,886	19,708	22,018

Funded assets	736,202	746,476	739,839
Derivatives	274,906	277,294	288,039

Total assets	1,011,108	1,023,770	1,027,878

Bank deposits (2,4)	39,179	35,371	35,329
Customer deposits (2,4)	401,226	401,276	414,396
Repurchase agreements and stock lending	83,262	88,776	85,134
Debt securities in issue	59,087	61,755	67,819
Settlement balances	15,128	17,175	5,313
Short positions	39,019	37,850	28,022
Subordinated liabilities	24,809	24,139	24,012
Other liabilities (3)	18,348	21,986	23,112

Liabilities excluding derivatives	680,058	688,328	683,137
Derivatives	270,087	274,506	285,526

Total liabilities	950,145	962,834	968,663
Non-controlling interests	618	612	473
Owners’ equity	60,345	60,324	58,742

Total liabilities and equity	1,011,108	1,023,770	1,027,878

Memo:
Tangible equity (5)	42,880	42,604	41,082
Tangible net asset value per ordinary and B share	376p	376p	363p

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Includes disposal groups.
(4)	Excludes repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Key points

30 June 2014 compared with 31 March 2014
•	Funded assets decreased by £10 billion to £736 billion principally attributable to lower debt securities balances within CIB coupled with RCR disposals and run-off.

•
Net loans and advances to customers decreased by £5 billion to £386 billion primarily driven by RCR run-off and disposals and the impact of sterling strengthening on US dollar denominated loans, partly offset by strong mortgage balance growth in UK PBB.

•	Customer deposits remained stable at £401 billion as lower deposits in Private Banking, driven by repricing, and lower balances in CIB were offset by increased deposits in UK PBB.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	5,468	5,435	2,784	2,684	2,748

Average interest-earning assets (1)	507,268	556,294	502,347	512,244	552,072

Net interest margin
- RBS	2.17%	1.97%	2.22%	2.12%	2.00%
- Personal & Business Banking	3.39%	3.15%	3.40%	3.37%	3.20%
- Commercial & Private Banking	2.90%	2.69%	2.91%	2.89%	2.77%
- Citizens Financial Group	2.94%	2.90%	2.93%	2.94%	2.89%

Note:
(1)	For further analysis and details refer to pages 73 and 74.

Key points

H1 2014 compared with H1 2013
•	Net interest income improved by 1% to £5,468 million. The increase was consistent across all businesses, with notable improvements in PBB (£97 million, 4%) and CPB (£90 million, 7%).

•
Net interest margin (NIM) increased by 20 basis points to 2.17%, driven by deposit repricing initiatives across a number of businesses. The benefit of reduced funding costs outweighed lower yields on assets.

Q2 2014 compared with Q1 2014
•	Net interest income improved by 4% to £2,784 million principally driven by improved margins and an additional day in the quarter.

•	NIM increased by 10 basis points to 2.22%, driven by lower funding costs, reflecting repricing initiatives across a number of businesses, RCR run-off and a small number of one-off recoveries.

Q2 2014 compared with Q2 2013
•	Net interest income improved by 1% to £2,784 million reflected by improved margins.

•	NIM increased by 22 basis points to 2.22% benefiting from repricing initiatives across a number of businesses.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	2,118	2,248	1,063	1,055	1,142
Income from trading activities	1,482	1,890	626	856	874
Other operating income	882	1,028	438	444	661

Total non-interest income	4,482	5,166	2,127	2,355	2,677

Key points

H1 2014 compared with H1 2013
•	Non-interest income declined by £684 million or 13%, principally reflecting a 22% reduction in income from trading activities, in line with CIB’s smaller balance sheet and reduced risk profile.

•	A net gain of £170 million ($283 million) was recorded on CFG’s sale of its Illinois branch network.

•	Gains on the disposal of available-for-sale securities in Treasury were down £245 million to £215 million for H1 2014 (Q2 2014 - £15 million; Q1 2014 - £200 million).

Q2 2014 compared with Q1 2014
•
Non-interest income declined by £228 million or 10%, principally reflecting the seasonality of CIB income and lower disposal income in RCR. This was partly offset by the net gain on sale from CFG’s branch sale.

Q2 2014 compared with Q2 2013
•
Non-interest income declined by £550 million or 21%, which included the weaker performance of Currencies within CIB. This was largely in line with overall market trends and reflected weak client demand and low volatility.

•	These movements were partly offset by the stronger performance of Rates in CIB and the net gain on sale of the Illinois retail branches, coupled with higher current account-related fee income.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013**	2014	2014**	2013**
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	3,340	3,585	1,693	1,647	1,764
Premises and equipment	1,079	1,079	485	594	526
Other	1,292	1,479	605	687	801
Restructuring costs*	514	271	385	129	149
Litigation and conduct costs	250	620	250	-	570

Administrative expenses	6,475	7,034	3,418	3,057	3,810
Depreciation and amortisation	551	716	282	269	346
Write-down of other intangible assets	82	-	-	82	-

Operating expenses	7,108	7,750	3,700	3,408	4,156

Memo item
Adjusted operating expenses (1)	6,344	6,859	3,065	3,279	3,437

*Restructuring costs impact:
- staff expenses	196	142	153	43	76
- premises and equipment	196	25	137	59	22
- other	122	104	95	27	51

Restructuring costs	514	271	385	129	149

Staff costs as a % of total income	33%	34%	34%	33%	32%
Cost:income ratio	71%	73%	75%	67%	76%
Cost:income ratio - adjusted (1)	64%	65%	62%	65%	63%

**Restated - see page 10.

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

Key points

H1 2014 compared with H1 2013
•
Operating expenses were £642 million, 8%, lower. Adjusted operating expenses decreased by £515 million or 8% to £6,344 million. Much of the decrease was achieved in CIB through headcount reductions and tight control of discretionary expenditure. Overall operating expense trends are starting to show the benefits of the reshaping of the bank’s cost base.

•
Litigation and conducts costs totalled £250 million compared with £620 million in H1 2013, with an additional provision of £150 million (H1 2013 - £160 million) for Payment Protection Insurance redress recorded in UK PBB and a further £100 million (H1 2013 - £150 million) relating to interest rate hedging product redress booked within Commercial Banking and CIB. H1 2013 included provisions for other regulatory and legal actions of £385 million in CIB.

•	Restructuring costs increased by £243 million to £514 million, including significant charges in relation to Williams & Glyn and to the restructuring of the property portfolio.

Analysis of results

Key points (continued)

Q2 2014 compared with Q1 2014
•
Operating expenses were up £292 million, 9% reflecting higher restructuring and litigation and conduct costs. Adjusted operating expenses decreased by £214 million or 7%. This was principally driven by lower staff costs in CIB, operational cost saving initiatives in CPB and lower costs in PBB. This was only partly offset by higher staff costs in RCR.

Q2 2014 compared with Q2 2013
•
Operating expenses were down £456 million, 11%, reflecting lower litigation and conduct costs. Adjusted operating expenses decreased by £372 million or 11%. The fall was consistent across all businesses, with notable declines in CIB (£114 million, 11%), CPB (£46 million, 7%). The decrease was helped by favourable foreign exchange movements.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Impairment losses/(recoveries)	£m	£m	£m	£m	£m

Loans	271	2,161	(89)	360	1,125
Securities	(2)	(11)	(4)	2	(8)

Total impairment losses/(recoveries)	269	2,150	(93)	362	1,117

Loan impairment losses/(recoveries)
- individually assessed	113	1,472	(42)	155	826
- collectively assessed	348	734	221	127	293
- latent	(180)	(36)	(258)	78	15

Customer loans	281	2,170	(79)	360	1,134
Bank loans	(10)	(9)	(10)	-	(9)

Loan impairment losses/(recoveries)	271	2,161	(89)	360	1,125

RBS excluding RCR/Non-Core	290	1,258	36	254	659
RCR	(19)	n/a	(125)	106	n/a
Non-Core	n/a	903	n/a	n/a	466

RBS	271	2,161	(89)	360	1,125

Customer loan impairment charge as a % of
gross loans and advances (1)
RBS excluding RCR/Non-Core	0.2%	0.6%	-	0.3%	0.7%
RCR	(0.1%)	n/a	(1.7%)	1.2%	n/a
Non-Core	n/a	3.9%	n/a	n/a	4.0%

			30 June	31 March	31 December
			2014	2014	2013

Loan impairment provisions			£22.4bn	£24.2bn	£25.2bn
Risk elements in lending			£34.1bn	£37.4bn	£39.4bn
Provision coverage (2)			66%	65%	64%

Notes:
(1)	Excludes reverse repurchase agreements and includes disposals groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

H1 2014 compared with H1 2013
•
Loan impairment losses declined sharply by £1,890 million or 87%, including £180 million of releases of latent provisions (H1 2013 - £36 million). Asset quality continued to improve in the UK and Ireland.

•	Loan impairments in RCR amounted to a net recovery of £19 million.

•	Provision coverage strengthened to 66% compared with 64% at the end of 2013. REIL were £5.3 billion lower and represented 8.3% of gross customer loans, compared with 9.4% at the end of 2013.

Q2 2014 compared with Q1 2014
•	A net recovery of £89 million was recorded in Q2 2014, compared with losses of £360 million in Q1 2014.

•
The improvement in loan impairment losses was driven by the release of latent provisions in CPB and CIB and by a strong credit performance in RCR (a net recovery of £125 million compared with losses of £106 million in Q1 2014).

•	REIL fell by £3.3 billion. As a percentage of gross loans to customers, REIL declined to 8.3% from 9.0% at 31 March 2014.

Analysis of results

Key points (continued)

Q2 2014 compared with Q2 2013
•	Loan impairment recoveries totalled £89 million compared with losses of £1,125 million in Q2 2013 which included £466 million in respect of Non-Core.

•
The improvement in impairments reflected significantly lower losses in Ulster Bank reflecting stronger credit metrics and the benefits of the investment in programmes to support customers in financial difficulty, and continued strong recoveries across UK PBB and release of latent provisions and non-repeat of significant individual cases in CPB.

•	In Q2 2014 loan impairment recoveries in RCR were £125 million.

Analysis of results

Capital and leverage ratios
	CRR end-point basis (1)
	30 June	31 March	31 December
	2014	2014	2013 (2)
Capital	£bn	£bn	£bn

CET1	39.7	39.1	36.8
Tier 1	39.7	39.1	36.8
Total	48.7	47.3	45.5

RWAs by risk

Credit risk
- non-counterparty	283.3	295.2	317.9
- counterparty	38.6	41.3	39.1
Market risk	33.4	41.0	30.3
Operational risk	36.8	36.8	41.8

	392.1	414.3	429.1

Risk asset ratios	%	%	%

CET1	10.1	9.4	8.6
Tier 1	10.1	9.4	8.6
Total	12.4	11.4	10.6

	30 June	31 March	31 December
Leverage ratio (3)	2014	2014	2013

Tier 1 capital - £bn	39.7	39.1	36.8
Exposure - £bn	1,070.2	1,083.4	1,082.0
Leverage ratio - % (3)	3.7	3.6	3.4

Notes:
(1)	Capital Requirements Regulation (CRR) as implemented by the Prudential Resolution Authority in the UK, with effect from 1 January 2014.
(2)	Estimated.
(3)
Leverage ratio is calculated using:
• CRR end-point Tier 1 capital; and
• Exposure measure based on guidance in the BCBS 270 proposal issued in January 2014, supplemented by the instructions in the March 2014 Basel III Quantitative Impact Study and the related FAQs.

See Appendix 1 for further details on capital and leverage.

Key points

30 June 2014 compared with 31 March 2014
•
The CRR end-point CET 1 ratio improved to 10.1% from 9.4%, principally driven by retained earnings after charging the initial DAS dividend of £320 million, and continuing reduction in RWAs and expected loss.

•	RWAs decreased by £22 billion principally reflecting the £12 billion fall in CIB driven by risk reductions and mitigation costs and £5 billion of run-off and disposals in RCR.

Analysis of results

Key points (continued)

Capital and leverage ratios (continued)

30 June 2014 compared with 31 December 2013
•
The CRR end-point CET 1 ratio improved to 10.1% from 8.6%, principally driven by retained earnings, continuing reduction in RWAs and regulatory capital deductions relating to deferred tax assets and expected loss.

•	RWAs decreased by £37 billion principally attributable to the risk reductions and mitigation actions in CIB, and run-off and disposals in RCR.

•	Leverage ratio improved by 30 basis points reflecting attributable profit, lower regulatory deductions as well as lower leverage exposure, particularly relating to derivatives in CIB.

For further details of RBS’s capital and leverage ratios refer to Appendix 1.

Analysis of results

	30 June	31 March	31 December
Balance sheet	2014	2014	2013

Funded balance sheet (1)	£736bn	£746bn	£740bn
Total assets	£1,011bn	£1,024bn	£1,028bn
Net loans and advances to customers (2)	£387bn	£392bn	£393bn
Customer deposits (3)	£401bn	£404bn	£418bn
Loan:deposit ratio - RBS (4)	96%	97%	94%
Loan:deposit ratio - RBS excluding RCR/Non-Core (4)	93%	93%	89%
Equity attributable to ordinary and B shareholders	£55bn	£55bn	£53bn
Intangible assets	£12bn	£12bn	£12bn
Tangible net assets	£43bn	£43bn	£41bn
Number of ordinary and equivalent B shares in issue	11,400m	11,341m	11,303m
Tangible net asset value per ordinary and B share (5)	376p	376p	363p

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excludes reverse repurchase agreements and stock borrowing, and includes disposal groups.
(3)	Excludes repurchase agreements and stock lending, and includes disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios for RBS at 30 June 2014 was 96% (31 March 2014 - 97%; 31 December 2013 - 94%).

(5)	Tangible net asset value per ordinary and B share represents total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares.

Key points

30 June 2014 compared with 31 March 2014
•	Funded assets decreased by £10 billion to £736 billion principally attributable to lower debt securities in CIB coupled with RCR run-off.

•
Net loans and advances to customers decreased by £5 billion to £387 billion principally driven by RCR run-off and disposals, the impact of stronger sterling on US dollar denominated loans, partly offset by good mortgage balance growth in UK PBB.

•
Customer deposits decreased by £3 billion driven by lower balances in CFG adversely impacted by foreign exchange movements, deposit repricing in Private Banking and lower balances in CIB. This was partly offset by increased deposit balances in UK PBB.

30 June 2014 compared with 31 December 2013
•	Funded assets decreased by £4 billion to £736 billion principally driven by RCR run-off.

•	Net loans and advances to customers decreased by £6 billion reflecting RCR run-off and the impact of currency movements.

•
Customer deposits fell by £17 billion reflecting a managed run-down of surplus liquidity. The customer funding surplus decreased to £14 billion, while the loan:deposit ratio increased by 2 percentage points to 96%.

Analysis of results

	30 June	31March	31 December
Funding and liquidity metrics	2014	2014	2013

Deposits (1)	£440bn	£440bn	£453bn
Deposits as a percentage of funded balance sheet	60%	59%	61%
Short-term wholesale funding (2)	£34bn	£31bn	£32bn
Wholesale funding (2)	£102bn	£102bn	£108bn
Wholesale funding as a percentage of funded balance sheet	14%	14%	15%
Short-term wholesale funding as a percentage of funded balance sheet	5%	4%	4%
Short-term wholesale funding as a percentage of total wholesale funding	33%	30%	30%

Liquidity portfolio	£138bn	£131bn	£146bn
Liquidity portfolio as a percentage of funded balance sheet	19%	18%	20%
Liquidity portfolio as a percentage of short-term wholesale funding	406%	423%	456%

Notes:
(1)	Customer and bank deposits excluding repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

30 June 2014 compared with 31 March 2014
•	The bank remains highly liquid with short-term wholesale funding covered 4 times by its liquidity portfolio as at 30 June 2014 (4.2 times as at 31 March 2014).

•	The liquidity portfolio increased by £7 billion to £138 billion, mainly driven by decreases in customer loan balances and higher Discount Window Facility assets.

30 June 2014 compared with 31 December 2013
•
The liquidity portfolio decreased by £8 billion to £138 billion, mainly driven by a targeted reduction in volatile financial institution deposits in the first quarter of 2014, partly offset by decreases in customer loan balances and higher Discount Window Facility assets in the second quarter.

•	Targeted reductions in long-term wholesale funding and customer deposits contributed to a 700 basis point decrease in the net stable funding ratio to 111%.

Segment performance

Key measures for each segment are shown in the tables below:

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Operating profit/(loss) (1) before impairment
losses by segment
UK Personal & Business Banking	1,142	944	544	598	394
Ulster Bank	112	122	56	56	53

Personal & Business Banking	1,254	1,066	600	654	447

Commercial Banking	666	695	305	361	384
Private Banking	145	95	71	74	49

Commercial & Private Banking	811	790	376	435	433

Corporate & Institutional Banking	269	26	(70)	339	(251)
Central items	79	550	73	6	349
Citizens Financial Group	525	404	308	217	199
RCR	(68)	n/a	(62)	(6)	n/a
Non-Core	n/a	22	n/a	n/a	114

RBS operating profit before impairment losses	2,870	2,858	1,225	1,645	1,291

Impairment losses/(recoveries) by segment
UK Personal & Business Banking	148	256	60	88	126
Ulster Bank	57	503	10	47	263

Personal & Business Banking	205	759	70	135	389

Commercial Banking	31	282	(9)	40	155
Private Banking	-	7	1	(1)	2

Commercial & Private Banking	31	289	(8)	39	157

Corporate & Institutional Banking	(39)	223	(45)	6	144
Central items	(12)	(3)	(13)	1	(3)
Citizens Financial Group	104	51	31	73	32
RCR	(20)	n/a	(128)	108	n/a
Non-Core	n/a	831	n/a	n/a	398

RBS impairment losses/(recoveries)	269	2,150	(93)	362	1,117

Operating profit/(loss) (1) by segment
UK Personal & Business Banking	994	688	484	510	268
Ulster Bank	55	(381)	46	9	(210)

Personal & Business Banking	1,049	307	530	519	58

Commercial Banking	635	413	314	321	229
Private Banking	145	88	70	75	47

Commercial & Private Banking	780	501	384	396	276

Corporate & Institutional Banking	308	(197)	(25)	333	(395)
Central items	91	553	86	5	352
Citizens Financial Group	421	353	277	144	167
RCR	(48)	n/a	66	(114)	n/a
Non-Core	n/a	(809)	n/a	n/a	(284)

RBS operating profit	2,601	708	1,318	1,283	174

Note:
(1)	Operating profit/(loss) before own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and RFS Holdings minority interest.

Segment performance

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	%	%	%	%	%

Net interest margin by segment
UK Personal & Business Banking	3.62	3.50	3.64	3.61	3.56
Ulster Bank	2.32	1.82	2.35	2.29	1.84

Personal & Business Banking	3.39	3.15	3.40	3.37	3.20

Commercial Banking	2.70	2.53	2.73	2.68	2.63
Private Banking	3.72	3.33	3.73	3.70	3.34

Commercial & Private Banking	2.90	2.69	2.91	2.89	2.77
	.
Corporate & Institutional Banking	0.88	0.72	0.90	0.85	0.67
Citizens Financial Group	2.94	2.90	2.93	2.94	2.89
RCR	(0.01)	n/a	0.08	(0.08)	n/a
Non-Core	n/a	(0.06)	n/a	n/a	0.15

RBS net interest margin	2.17	1.97	2.22	2.12	2.00

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Funded assets by segment
UK Personal & Business Banking	133.6	132.8	132.2
Ulster Bank	26.6	26.0	28.0

Personal & Business Banking	160.2	158.8	160.2

Commercial Banking	88.6	89.6	87.9
Private Banking	20.8	21.1	21.0

Commercial & Private Banking	109.4	110.7	108.9

Corporate & Institutional Banking	278.7	286.6	268.6
Central items	90.3	89.5	101.9
Citizens Financial Group	75.7	75.7	71.3
RCR	20.9	24.3	n/a
Non-Core	n/a	n/a	28.0

	735.2	745.6	738.9
RFS Holdings minority interest	1.0	0.9	0.9

RBS funded assets	736.2	746.5	739.8

Segment performance

	FLB3			Basel 2.5
	30 June	31 March	1 January	31 December
	2014	2014	2014	2013
	£bn	£bn	£bn	£bn

Risk-weighted assets by segment
UK Personal & Business Banking	47.0	48.5	49.7	51.2
Ulster Bank	27.7	28.7	28.2	30.7

Personal & Business Banking	74.7	77.2	77.9	81.9

Commercial Banking	63.0	63.5	61.5	65.8
Private Banking	11.8	12.0	12.0	12.0

Commercial & Private Banking	74.8	75.5	73.5	77.8

Corporate & Institutional Banking	127.8	140.2	147.1	120.4
Other	14.8	15.5	19.4	16.2
Citizens Financial Group	60.7	61.3	60.6	56.1
RCR	35.1	40.5	46.7	n/a
Non-Core	n/a	n/a	n/a	29.2

RBS before RFS Holdings minority interest	387.9	410.2	425.2	381.6
RFS Holdings minority interest	4.2	4.1	3.9	3.9

RBS risk-weighted assets	392.1	414.3	429.1	385.5

Employee numbers by segment (full time equivalents rounded to the nearest hundred)	30 June	31 March	31 December
	2014	2014	2013

UK Personal & Business Banking	25,700	26,300	26,700
Ulster Bank	4,500	4,600	4,700

Personal & Business Banking	30,200	30,900	31,400

Commercial Banking	7,100	7,300	7,300
Private Banking	3,500	3,500	3,500

Commercial & Private Banking	10,600	10,800	10,800

Corporate & Institutional Banking	4,500	4,400	4,700
Centre	12,800	13,100	12,800
Citizens Financial Group	17,700	18,500	18,800
RCR	800	1,100	n/a
Non-Core	n/a	n/a	1,300

	76,600	78,800	79,800
Services	36,900	37,800	38,600
Integration and restructuring	100	100	200

RBS employee numbers	113,600	116,700	118,600

Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,599	2,502	1,321	1,278	1,270

Net fees and commissions	703	693	338	365	351
Other non-interest income	72	78	51	21	57

Non-interest income	775	771	389	386	408

Total income	3,374	3,273	1,710	1,664	1,678

Direct expenses
- staff costs	(576)	(593)	(288)	(288)	(302)
- other costs	(260)	(227)	(113)	(147)	(108)
Indirect expenses	(1,101)	(1,072)	(518)	(583)	(549)
Restructuring costs
- direct	2	(85)	2	-	(61)
- indirect	(35)	(45)	(43)	8	(26)
Litigation and conduct costs	(150)	(185)	(150)	-	(185)

Operating expenses	(2,120)	(2,207)	(1,110)	(1,010)	(1,231)

Profit before impairment losses	1,254	1,066	600	654	447
Impairment losses	(205)	(759)	(70)	(135)	(389)

Operating profit	1,049	307	530	519	58

Operating profit - adjusted (1)	1,232	622	721	511	330

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	17.0%	4.3%	17.4%	16.7%	1.7%
Return on equity - adjusted (1,2)	20.0%	8.8%	23.6%	16.4%	9.5%
Net interest margin	3.39%	3.15%	3.40%	3.37%	3.20%
Cost:income ratio	63%	67%	65%	61%	73%
Cost:income ratio - adjusted (2)	57%	58%	54%	61%	57%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).
(2)	Excluding restructuring costs and litigation and conduct costs.

Personal & Business Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	154.9	155.0	-	159.2	(3%)
Loan impairment provisions	(6.1)	(6.3)	(3%)	(8.4)	(27%)

Net loans and advances to customers	148.8	148.7	-	150.8	(1%)

Funded assets	160.2	158.8	1%	160.2	-
Risk elements in lending	9.1	9.2	(1%)	13.2	(31%)
Provision coverage (1)	67%	68%	(100bp)	63%	400bp

Customer deposits	166.7	165.7	1%	166.6	-
Assets under management (excluding deposits)	5.3	5.5	(4%)	5.8	(9%)
Loan:deposit ratio (excluding repos)	89%	90%	(100bp)	91%	(200bp)
Total risk-weighted assets	74.7	77.2	(3%)	81.9	(9%)

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
Personal & Business Banking (PBB) comprises the former UK Retail and business banking elements of former UK Corporate (UK Personal & Business Banking - UK PBB) and Ulster Bank reportable segments. PBB supports individuals in managing their personal and business banking, with a full range of financial services and advice. Through the RBS, NatWest, and Ulster Bank brands, PBB serves over 18 million personal and business customers in the UK and Ireland. Customers can choose how they manage their finances through access to our branches, online banking, fixed and mobile technology and one of the largest ATM networks in the UK and Ireland.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,276	2,200	1,152	1,124	1,118

Net fees and commissions	637	624	304	333	316
Other non-interest income	49	5	43	6	4

Non-interest income	686	629	347	339	320

Total income	2,962	2,829	1,499	1,463	1,438

Direct expenses
- staff costs	(451)	(469)	(226)	(225)	(235)
- other costs	(225)	(200)	(95)	(130)	(96)
Indirect expenses	(975)	(947)	(455)	(520)	(484)
Restructuring costs
- direct	(6)	(70)	(6)	-	(47)
- indirect	(13)	(39)	(23)	10	(22)
Litigation and conduct costs	(150)	(160)	(150)	-	(160)

Operating expenses	(1,820)	(1,885)	(955)	(865)	(1,044)

Profit before impairment losses	1,142	944	544	598	394
Impairment losses	(148)	(256)	(60)	(88)	(126)

Operating profit	994	688	484	510	268

Operating profit - adjusted (1)	1,163	957	663	500	497

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Personal advances	467	443	232	235	220
Personal deposits	302	227	160	142	124
Mortgages	1,287	1,277	649	638	649
Cards	374	419	176	198	210
Business banking	490	481	245	245	247
Other	42	(18)	37	5	(12)

Total income	2,962	2,829	1,499	1,463	1,438

Analysis of impairments by sector
Personal advances	79	84	40	39	49
Mortgages	5	26	4	1	16
Business banking	30	87	1	29	37
Cards	34	59	15	19	24

Total impairment losses	148	256	60	88	126

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	2.1%	2.0%	2.1%	2.0%	2.4%
Mortgages	-	0.1%	-	-	0.1%
Business banking	0.4%	1.1%	-	0.8%	1.0%
Cards	1.3%	2.1%	1.1%	1.4%	1.7%

Total	0.2%	0.4%	0.2%	0.3%	0.4%

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	25.7%	16.4%	25.3%	26.0%	12.8%
Return on equity - adjusted (1,2)	30.0%	22.8%	34.7%	25.5%	23.8%
Net interest margin	3.62%	3.50%	3.64%	3.61%	3.56%
Cost:income ratio	61%	67%	64%	59%	73%
Cost:income ratio - adjusted (2)	56%	57%	52%	60%	57%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).
(2)	Excluding restructuring costs and litigation and conduct costs.

UK Personal & Business Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	7.5	7.9	(5%)	8.1	(7%)
- mortgages	101.8	100.4	1%	99.3	3%
- business	14.6	14.6	-	14.6	-
- cards	5.3	5.5	(4%)	5.8	(9%)

	129.2	128.4	1%	127.8	1%
Loan impairment provisions	(2.8)	(2.9)	(3%)	(3.0)	(7%)

Net loans and advances to customers	126.4	125.5	1%	124.8	1%

Funded assets	133.6	132.8	1%	132.2	1%
Risk elements in lending	4.2	4.5	(7%)	4.7	(11%)
Provision coverage (1)	66%	65%	100bp	63%	300bp

Customer deposits
- personal current accounts	34.2	33.8	1%	32.5	5%
- personal savings	80.9	81.1	-	82.3	(2%)
- business/commercial	30.9	29.7	4%	30.1	3%

Total customer deposits	146.0	144.6	1%	144.9	1%

Assets under management (excluding deposits)	5.3	5.5	(4%)	5.8	(9%)
Loan:deposit ratio (excluding repos)	87%	87%	-	86%	100bp

Risk-weighted assets (2)
- Credit risk (non-counterparty)	37.5	39.0	(4%)	41.4	(9%)
- Operational risk	9.5	9.5	-	9.8	(3%)

Total risk-weighted assets	47.0	48.5	(3%)	51.2	(8%)

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

UK Personal & Business Banking

Key points
The strategic goal of UK PBB is to become the number one personal and business bank for customer trust and advocacy in the UK. To support this, investment of over £1 billion is planned between 2014 and 2017. Through to the end of June 2014 these initiatives included:

•
Further enhancements to the customer experience were introduced to UK PBB’s mobile and digital services. The business currently has more than 5.5 million online users, and 2.8 million customers now using its mobile application, transacting more than £10 billion in digital payments on an annual basis.

•
UK PBB continued its branch refurbishment programme and completed the roll-out of WiFi across the branch network and expanded its ATM network to include increased presence at shopping centres and train stations across the UK.

•
UK PBB continued to focus on streamlining processes offering pre-approved loans through online banking and allowing mortgage customers to service their accounts online. We are moving further towards our goal of responding intelligently to each individual customer via their channel of choice.

In line with UK PBB’s goal of responsible lending, we introduced the new Clear Rate Credit card in March 2014 ending zero percent balance transfer deals that then revert to higher rates when the deal expires. This product is designed specifically for those customers that want to control and reduce their debt over time without the need to move their balance from card to card or remember when their introductory offer comes to an end.

The CashBack Plus scheme, which rewards personal debit card users through selected retailers, was launched in August 2013 and continued to expand, with more than 1.2 million customers now registered. In February 2014, CashBack Plus won ‘Best Card Benefits Programme’ at the annual Cards and Payments awards.

Business Banking is the number one business banking franchise in the UK, with a 23% current account market share. The bank’s share of business start-ups increased by 2 percentage points to 24% in the 6 months to June with strong gross new lending over the same period. Net promoter scores improved in the relationship-managed space and UK PBB believes that bringing together Personal and Business banking will enable it to more ably satisfy customer needs.

H1 2014 compared with H1 2013
•
Operating profit increased by 44% to £994 million, with restructuring costs down £90 million to £19 million. Adjusted operating profit increased by 22% to £1,163 million, driven by income growth of 5% and a 42% decline in impairment losses.

•
Net interest income increased by 3% to £2,276 million, driven by strong deposit growth of 4%, improved margins, and increased personal mortgage balances, up 4%, partly offset by lower income from unsecured lending.

•
Non-interest income increased by 9%, to £686 million, primarily driven by higher current account-related fee income and higher insurance profit share. Debit card transactional spend increased by 8%, supported by the CashBack Plus programme.

UK Personal & Business Banking

Key points (continued)

H1 2014 compared with H1 2013 (continued)
•
Direct costs were up 1% at £676 million, with higher customer compensation and marketing costs only partly offset by a decrease in staff costs driven by lower headcount. Indirect costs were 3% higher at £975 million, reflecting a technology write-off in Q1 2014 of £60 million.

•	Impairments were £108 million lower due to improved asset quality and lower default volumes.

•	Risk-weighted assets decreased by 10%, reflecting improvements in the quality of the book and business model enhancements, partly offset by mortgage balance growth.

Q2 2014 compared with Q1 2014
•
Operating profit decreased by 5% to £484 million, reflecting additional conduct costs of £150 million for Payment Protection Insurance redress. Adjusted operating profit increased by 33% to £663 million, driven by income growth of 2% and lower costs (down 11%). Impairments also continued to improve.

•
Net interest income increased by 2% to £1,152 million, primarily due to improved deposit income from increased balances and margins. Strong mortgage balance growth of £1.4 billion (gross new business lending market share was 10%) was offset by modest pressure on mortgage margins.

•	Non-interest income increased by 2% to £347 million, largely due to higher insurance profit share. Card transaction-related fee income improved with transaction levels up 6%.

•	Direct costs decreased by 10% to £321 million driven by a remediation provision of £15 million in Q1 2014. Indirect costs declined by 13% to £455 million.

•
Impairments were £28 million lower due to lower customer defaults across all products, reflecting continued improvement in asset quality. Recoveries across personal and business banking continued to improve.

•	Risk-weighted assets decreased by 3%, reflecting personal unsecured balance reductions partly offset by mortgage balance growth.

Q2 2014 compared with Q2 2013
•
Operating profit increased by 81% to £484 million, with restructuring, litigation and conduct costs down £50 million to £179 million. Adjusted operating profit increased by 33% to £663 million, with income up 4% and expenses, excluding restructuring and litigation and conduct costs, down 5%. Impairments also improved, halving to £60 million.

•	Net interest income increased by 3% to £1,152 million, driven by strong deposit income with balance growth of 4% and improved margins.

•	Non-interest income increased by 8% to £347 million, benefiting from higher current account-related fee income and higher insurance profit share.

•	Direct costs of £321 million were 3% lower, with staff cost benefits from lower headcount. Indirect costs were down 6%.

•	Impairments decreased by 52%, to £60 million, reflecting improvements in the quality of the book and continued strong recoveries across UK PBB.

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	323	302	169	154	152

Net fees and commissions	66	69	34	32	35
Other non-interest income	23	73	8	15	53

Non-interest income	89	142	42	47	88

Total income	412	444	211	201	240

Direct expenses
- staff costs	(125)	(124)	(62)	(63)	(67)
- other costs	(35)	(27)	(18)	(17)	(12)
Indirect expenses	(126)	(125)	(63)	(63)	(65)
Restructuring costs
- direct	8	(15)	8	-	(14)
- indirect	(22)	(6)	(20)	(2)	(4)
Litigation and conduct costs	-	(25)	-	-	(25)

Operating expenses	(300)	(322)	(155)	(145)	(187)

Profit before impairment losses	112	122	56	56	53
Impairment losses	(57)	(503)	(10)	(47)	(263)

Operating profit/(loss)	55	(381)	46	9	(210)

Operating profit/(loss) - adjusted (1)	69	(335)	58	11	(167)

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Corporate	134	170	65	69	88
Retail	190	209	100	90	120
Other	88	65	46	42	32

Total income	412	444	211	201	240

Analysis of impairments by sector
Mortgages	35	181	16	19	91
Commercial real estate
- investment	9	97	1	8	51
- development	(6)	26	(3)	(3)	12
Other corporate	8	186	(9)	17	111
Other lending	11	13	5	6	(2)

Total impairment losses	57	503	10	47	263

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	0.4%	1.8%	0.4%	0.4%	1.8%
Commercial real estate
- investment	1.8%	5.4%	0.4%	3.2%	5.7%
- development	(3.0%)	7.4%	(3.0%)	(3.0%)	6.9%
Other corporate	0.3%	5.0%	(0.7%)	1.3%	5.9%
Other lending	2.2%	2.0%	2.0%	2.4%	(0.6%)

Total	0.4%	3.1%	0.2%	0.7%	3.2%

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	2.7%	(14.9%)	4.6%	0.9%	(16.8%)
Return on equity - adjusted (1,2)	3.4%	(13.1%)	5.8%	1.1%	(13.4%)
Net interest margin	2.32%	1.82%	2.35%	2.29%	1.84%
Cost:income ratio	73%	73%	73%	72%	78%
Cost:income ratio - adjusted (2)	69%	62%	68%	71%	60%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).
(2)	Excluding restructuring costs and litigation and conduct costs.

Ulster Bank

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	18.1	18.8	(4%)	19.0	(5%)
Commercial real estate
- investment	1.0	1.0	-	3.4	(71%)
- development	0.4	0.4	-	0.7	(43%)
Other corporate	5.2	5.4	(4%)	7.1	(27%)
Other lending	1.0	1.0	-	1.2	(17%)

	25.7	26.6	(3%)	31.4	(18%)
Loan impairment provisions	(3.3)	(3.4)	(3%)	(5.4)	(39%)

Net loans and advances to customers	22.4	23.2	(3%)	26.0	(14%)

Funded assets	26.6	26.0	2%	28.0	(5%)
Risk elements in lending
- Mortgages	3.3	3.1	6%	3.2	3%
- Commercial real estate
- investment	0.3	0.3	-	2.3	(87%)
- development	0.2	0.2	-	0.5	(60%)
- Other corporate	0.9	0.9	-	2.3	(61%)
- Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	4.9	4.7	4%	8.5	(42%)
Provision coverage (1)	68%	72%	(400bp)	64%	400bp

Customer deposits	20.7	21.1	(2%)	21.7	(5%)
Loan:deposit ratio (excluding repos)	108%	110%	(200bp)	120%	(1,200bp)

Risk-weighted assets (2)
- Credit risk
- non-counterparty	26.0	26.7	(3%)	28.2	(8%)
- counterparty	0.1	0.3	(67%)	0.3	(67%)
- Market risk	0.1	0.2	(50%)	0.5	(80%)
- Operational risk	1.5	1.5	-	1.7	(12%)

Risk-weighted assets	27.7	28.7	(3%)	30.7	(10%)

Spot exchange rate - €/£	1.25	1.21		1.20

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Ulster Bank

Key points
Ulster Bank returned to profitability in H1 2014, the first half-yearly profit recorded since 2008. The macroeconomic environment across the island of Ireland has stabilised considerably but trading conditions continue to be volatile and the regulatory environment remains challenging.

Key financial highlights:
•	The transfer of assets to RCR coupled with the benefits of the investment in programmes to support customers in financial difficulty has driven a significant reduction in impairment losses.

•	Lending activity has increased in 2014, albeit repayments continue to exceed new lending.

•	Net interest margin has improved reflecting a strong focus on reducing the overall cost of funding for Ulster Bank.

•	Tight management of expenses remains a key priority; however the investment required to address legacy issues remains significant.

•	The right-sizing of the branch network and rationalising of the property footprint is progressing.

•
The number of mortgage customers more than 90 days in arrears has declined in each of the last 15 months, a trend not seen elsewhere in the market. This reflects the investment made to support customers in financial difficulty.

Further progress was made in H1 2014 to make it simple and easy for customers to do business:
•
There has been a significant increase in new lending activity following the launch of the big YES mortgage campaign and ‘Ahead for Business’ campaign. New mortgage lending increased by 44% compared with the same period in 2013 while over £650 million of new lending has been made available to business customers.

•	Customers have continued to move towards direct channels with 86% of all activity now outside the traditional branch.

•	The separation of Ulster Bank batch processing from NatWest and RBS brands was successfully delivered in H1 2014. This significantly reduces the risk of disruption to customers.

The creation of RCR resulted in the net transfer of £4.4 billion of gross assets to RCR on 1 January 2014. This has had a significant impact on the comparison of 2014 financial performance with that reported in 2013.

H1 2014 compared with H1 2013
•
Ulster Bank posted an operating profit of £55 million for H1 2014, compared with a loss of £381 million in H1 2013, with the improvement primarily driven by a significant reduction in impairment losses across all portfolios. Adjusted operating profit was £69 million for H1 2014, compared with a loss of £335 million for H1 2013.

•
Net interest margin increased by 50 basis points to 2.32% primarily reflecting a significant reduction in deposit pricing coupled with the impact of the transfer of underperforming assets to RCR. Net interest income increased by £21 million with the benefit of deposit repricing partly offset by lower income on the tracker mortgage book following reductions in the European Central Bank refinancing interest rate.

•
Non-interest income decreased by £53 million primarily due to a favourable mark-to-market movement of £36 million on economic hedges on the mortgage portfolio in H1 2013 as well as the impact of the asset transfer to RCR.

Ulster Bank

Key points (continued)

H1 2014 compared with H1 2013 (continued)
•
Expenses decreased by £22 million reflecting lower headcount and a £32 million reduction in restructuring, litigation and conduct costs, only partly offset by the impact of a cost realignment following the creation of RCR, £22 million, and the introduction of the new bank levy in the Republic of Ireland, £8 million.

•
Impairment losses decreased by £446 million or 89% with reductions across all portfolios. This reflects further de-risking of the balance sheet following the transfer of underperforming assets to RCR and the benefit of the ongoing reduction in mortgage arrears.

•	The loan:deposit ratio of 108% improved by 12 percentage points during H1 2014, largely reflecting the impact of the transfer of loan balances to RCR.

Q2 2014 compared with Q1 2014
•
Operating profit increased by £37 million to £46 million driven by higher income and a further reduction in impairment losses, partly offset by higher restructuring costs. Adjusted operating profit was up £47 million to £58 million.

•
Total income increased by £10 million to £211 million. Net interest income increased by £15 million, to £169 million, reflecting lower funding costs and the recognition of interest income on previously non-performing assets. Net interest margin increased by 6 basis points to 2.35%.

•
Expenses, excluding restructuring costs, remained stable. Restructuring costs increased by £10 million as Ulster Bank continued to adjust its property footprint. The adjusted cost:income ratio improved by 3 percentage points to 68% driven by higher income.

•
Impairment losses decreased by £37 million largely due to the release of a provision on a segment of the corporate portfolio. Within the mortgage portfolio, a change to the treatment of arrears capitalisations led to a 6% increase in risk elements in lending and a shift in the provisioning of these cases from latent to collective. This, coupled with improving credit metrics, contributed to a £102 million latent provision release in Q2.

•	Loan:deposit ratio improved from 110% to 108%.

Q2 2014 compared with Q2 2013
•	A significant reduction in impairment losses was the key driver of the £256 million improvement in operating profit. Adjusted operating profit was up £225 million to £58 million.

•
Total income decreased by £29 million primarily due to a number of substantial one-off gains in Q2 2013 in non-interest income. Net interest income increased by £17 million to £169 million largely driven by initiatives to reduce Ulster bank’s funding costs. Net interest margin increased by 51 basis points reflecting improved deposit margins coupled with the impact of the asset transfer to RCR.

•
Expenses reduced by £32 million largely due to a reduction in litigation and conduct costs. Excluding restructuring, litigation and conduct costs, expenses were flat with the benefit of lower headcount offset by the cost realignment following the creation of RCR, £11 million, and the introduction of the new bank levy in the Republic of Ireland, £4 million.

•	Impairment losses improved by £253 million or 96%, reflecting stronger credit metrics across all portfolios.

Commercial & Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,343	1,253	685	658	643

Net fees and commissions	620	657	311	309	334
Other non-interest income	150	170	74	76	101

Non-interest income	770	827	385	385	435

Total income	2,113	2,080	1,070	1,043	1,078

Direct expenses
- staff	(426)	(427)	(213)	(213)	(215)
- other	(155)	(175)	(74)	(81)	(94)
Indirect expenses	(606)	(629)	(293)	(313)	(317)
Restructuring costs
- direct	(42)	(15)	(42)	-	(8)
- indirect	(23)	(19)	(22)	(1)	(11)
Litigation and conduct costs	(50)	(25)	(50)	-	-

Operating expenses	(1,302)	(1,290)	(694)	(608)	(645)

Profit before impairment losses	811	790	376	435	433
Impairment (losses)/recoveries	(31)	(289)	8	(39)	(157)

Operating profit	780	501	384	396	276

Operating profit - adjusted (1)	895	560	498	397	295

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (2)	12.9%	7.8%	12.8%	13.1%	8.6%
Return on equity - adjusted (1,2)	14.8%	8.7%	16.5%	13.1%	9.2%
Net interest margin	2.90%	2.69%	2.91%	2.89%	2.77%
Cost:income ratio	62%	62%	65%	58%	60%
Cost:income ratio - adjusted (1)	56%	59%	54%	58%	58%

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Commercial & Private Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	101.7	103.0	(1%)	101.8	-
Loan impairment provisions	(1.3)	(1.4)	(7%)	(1.6)	(19%)

Net loans and advances to customers	100.4	101.6	(1%)	100.2	-

Funded assets	109.4	110.7	(1%)	108.9	-
Assets under management (Private Banking)	28.7	28.5	1%	29.7	(3%)
Risk elements in lending	3.1	3.7	(16%)	4.6	(33%)
Provision coverage (1)	40%	38%	200bp	38%	200bp

Customer deposits (excluding repos)	123.9	124.2	-	127.9	(3%)
Loan:deposit ratio	81%	82%	(100bp)	78%	300bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	66.3	67.2	(1%)	69.7	(5%)
- counterparty	0.1	-	-	-	-
- Market risk	0.1	-	-	0.1	-
- Operational risk	8.3	8.3	-	8.0	4%

	74.8	75.5	(1%)	77.8	(4%)

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points
Commercial & Private Banking comprises parts of the former UK Corporate, Wealth and International Banking divisions. It is committed to supporting the bank’s ambition to be the number one bank for customer service, trust and advocacy in its chosen markets by 2020. Commercial Banking’s customers range from UK businesses with an annual turnover of £2 million up to large UK corporations, including real estate and institutional customers. Aligning the Private Banking business with Commercial Banking will enable the bank to better serve and connect those who own and run businesses.

With a set of strong brands including NatWest, Lombard, Coutts and Adam & Company, the Commercial & Private Banking business provides its customers with dedicated relationship management and access to sophisticated products and services including lending, speciality finance, transaction banking, risk management and wealth management.

During the remainder of 2014, the Private Banking and Commercial Banking teams will continue to join forces to increase business in the UK.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	999	936	511	488	484

Net fees and commissions	448	477	227	221	243
Other non-interest income	121	136	60	61	82

Non-interest income	569	613	287	282	325

Total income	1,568	1,549	798	770	809

Direct expenses
- staff	(267)	(254)	(134)	(133)	(127)
- other	(122)	(145)	(59)	(63)	(77)
Indirect expenses	(401)	(401)	(189)	(212)	(205)
Restructuring costs
- direct	(40)	(14)	(40)	-	(7)
- indirect	(22)	(15)	(21)	(1)	(9)
Litigation and conduct costs	(50)	(25)	(50)	-	-

Operating expenses	(902)	(854)	(493)	(409)	(425)

Profit before impairment losses	666	695	305	361	384
Impairment (losses)/recoveries	(31)	(282)	9	(40)	(155)

Operating profit	635	413	314	321	229

Operating profit - adjusted (1)	747	467	425	322	245

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Commercial lending	894	962	448	446	501
Deposits	153	88	81	72	50
Asset and invoice finance	366	334	186	180	170
Other	155	165	83	72	88

Total income	1,568	1,549	798	770	809

Analysis of impairments by sector
Commercial real estate	(6)	162	(17)	11	100
Asset and invoice finance	2	6	-	2	5
Private sector education, health, social work,
recreational and community services	(10)	63	-	(10)	40
Banks & financial institutions	1	2	(1)	2	-
Wholesale and retail trade repairs	14	3	2	12	(4)
Hotels and restaurants	(1)	19	(4)	3	8
Manufacturing	7	(4)	4	3	(5)
Construction	4	(1)	2	2	(4)
Other	20	32	5	15	15

	31	282	(9)	40	155

Loan impairment charge as % of gross
customer loans and advances by sector
Commercial real estate	(0.1%)	1.5%	(0.4%)	0.2%	1.8%
Asset and invoice finance	-	0.1%	-	0.1%	0.2%
Private sector education, health, social work,
recreational and community services	(0.3%)	1.6%	-	(0.5%)	2.1%
Banks & financial institutions	-	0.1%	(0.1%)	0.1%	-
Wholesale and retail trade repairs	0.5%	0.1%	0.1%	0.8%	(0.3%)
Hotels and restaurants	(0.1%)	0.9%	(0.5%)	0.3%	0.7%
Manufacturing	0.4%	(0.2%)	0.4%	0.3%	(0.5%)
Construction	0.4%	(0.1%)	0.4%	0.4%	(0.7%)
Other	0.2%	0.3%	0.1%	0.3%	0.3%

Total	0.1%	0.7%	-	0.2%	0.7%

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	12.5%	7.6%	12.4%	12.6%	8.5%
Return on equity - adjusted (1,2)	14.7%	8.6%	16.8%	12.7%	9.1%
Net interest margin	2.70%	2.53%	2.73%	2.68%	2.63%
Cost:income ratio	58%	55%	62%	53%	53%
Cost:income ratio - adjusted (2)	50%	52%	48%	53%	51%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).
(2)	Excluding restructuring costs and litigation and conduct costs.

Commercial Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Commercial real estate	18.8	19.0	(1%)	20.2	(7%)
- Asset and invoice finance	13.7	13.6	1%	11.7	17%
- Private sector education, health, social work,
recreational and community services	7.2	7.5	(4%)	7.9	(9%)
- Banks & financial institutions	6.9	7.3	(5%)	6.9	-
- Wholesale and retail trade repairs	5.9	6.0	(2%)	5.8	2%
- Hotels and restaurants	3.3	3.6	(8%)	3.6	(8%)
- Manufacturing	3.9	3.7	5%	3.7	5%
- Construction	2.0	2.1	(5%)	2.1	(5%)
- Other	23.4	23.4	-	23.1	1%

	85.1	86.2	(1%)	85.0	-
Loan impairment provisions	(1.2)	(1.3)	(8%)	(1.5)	(20%)

Net loans and advances to customers	83.9	84.9	(1%)	83.5	0%

Funded assets	88.6	89.6	(1%)	87.9	1%
Risk elements in lending	2.9	3.4	(15%)	4.3	(33%)
Provision coverage (1)	41%	37%	400bp	38%	300bp

Customer deposits (excluding repos)	88.0	87.6	-	90.7	(3%)
Loan:deposit ratio	95%	97%	(200bp)	92%	300bp

Risk-weighted assets (2)
- Credit risk (non-counterparty)	56.6	57.1	(1%)	59.7	(5%)
- Operational risk	6.4	6.4	-	6.1	5%

	63.0	63.5	(1%)	65.8	(4%)

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points
During the first half of 2014, the Commercial Banking business has been reshaped to meet the needs of its customers in the most efficient way. Complexity and costs are targeted to decline, with lower staff levels, predominantly in non-customer-facing departments, supported by focused investment aimed at making it easier for customers to do business:

•	Over 40 additional experienced relationship managers have been allocated to serve Commercial Banking customers, with a central focus on lending.

•	Lending procedures are changing to speed up the process and to meet the business’s commitment to make all but the most complex loan decisions within five days by the end of 2014.

•	A new online loan application facility for smaller business customers was launched in February 2014, which will be extended to larger SMEs over the course of 2014.

•	Two-thirds of lending decisions are now made locally.

•	60% of Relationship Managers have now completed an accreditation programme.

Commercial Banking

Key points (continued)
Whilst these changes and investments are being made, Commercial Banking continued to focus on delivering for its customers:

•	An additional 5,000 customers have received proactive ‘Statements of Appetite’, bringing the total to over 17,000. Over £7 billion of new or additional funding has now been offered.

•	The number of complaints from SME customers fell by 7.5% compared to last year.

•	A positive trend in the Net Promoter Score has been achieved over the last 12 months.

•	For the sixth consecutive year, Lombard received the Business Moneyfacts award for ‘Best Leasing & Asset Finance Provider’.

H1 2014 compared with H1 2013
•
Operating profit increased to £635 million delivering a return on equity of 12.5% with lower impairments and higher income more than offsetting increased charges for restructuring, litigation and conduct costs (£58 million). Excluding these costs, adjusted operating profit increased by £280 million and adjusted return on equity was 14.7%.

•	Net interest income increased by 7% reflecting re-pricing activity, partially offset by reduced yields on current accounts due to the continued low rate environment.

•
Non-interest income decreased by 7% from lower other income (£56 million), including fees and disposal gains (£27 million), a decline in CIB (Markets) revenue share income (£17 million) partially offset by lower costs arising from closing out interest rate hedging products associated with impaired loans (£30 million).

•
Total expenses increased by £48 million from higher restructuring and conduct related costs (£58 million), including interest rate swap redress, up £25 million, partially offset by direct costs down £10 million as cost saving initiatives start to take effect.

•
Impairments were down £251 million reflecting fewer individual cases across the portfolio, primarily in mid to large corporate and latent provision releases of £58 million, as credit conditions improved in Q2 2014.

•	The loan:deposit ratio increased by 200 basis points to 95%, primarily a result of reduced deposits, down 3%, reflecting the rebalancing of the Bank’s liquidity position.

•	Risk-weighted assets were £2.8 billion lower reflecting the net movement of transfers to RCR and from Non-Core, effective from 1 January 2014.

Q2 2014 compared with Q1 2014
•
Operating profit declined by 2% as increased income and lower impairments were more than offset by higher restructuring, litigation and conduct costs. Excluding these costs, adjusted operating profit increased by £103 million.

•	Net interest income increased by 5% from margin expansion on deposits and the benefit of an additional day in the quarter.

•	Non-interest income increased by 2% primarily from improved transaction services income £7 million, with stable income from asset finance, CIB revenue share and other lending fees.

•
Total expenses, up 21%, were impacted by £61 million of restructuring costs in the quarter, as the business aligns itself to better support its customers, and included a £50 million charge for interest rate swap redress. Adjusted expenses, excluding restructuring and litigation and conduct costs, decreased by 6% due to operational cost saving initiatives.

Commercial Banking

Key points (continued)

Q2 2014 compared with Q1 2014 (continued)
•	Impairments declined by £49 million primarily from a release of latent provisions of £58 million as credit conditions improved.

•	The loan:deposit ratio declined by 200 basis points from a 1% decline in asset volumes, most of which was in the mid to large corporate business.

•	Risk-weighted assets decreased by 1% primarily due to balance sheet movements.

Q2 2014 compared with Q2 2013
•	Operating profit improved by £85 million, driven by lower impairments partially offset by higher restructuring, litigation and conduct charges.

•	Net interest income increased by 6% in line with the half year trends noted above. Improved margins from re-pricing activity offset lower yields due to the continued low interest rate environment.

•
Non-interest income decreased by 12% from lower CIB (Markets) revenue share and gains from equity disposals partially offset by the reduced close out charges on interest rate hedging products as noted above.

•	Total expenses were up reflecting increased restructuring, litigation and conduct costs in Q2 2014, which were partially offset by lower direct and indirect costs.

•	Impairments decreased by £164 million reflecting fewer significant individual cases and the latent provisions release in Q2 2014.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	344	317	174	170	159

Net fees and commissions	172	180	84	88	91
Other non-interest income	29	34	14	15	19

Non-interest income	201	214	98	103	110

Total income	545	531	272	273	269

Direct expenses
- staff	(159)	(173)	(79)	(80)	(88)
- other	(33)	(30)	(15)	(18)	(17)
Indirect expenses	(205)	(228)	(104)	(101)	(112)
Restructuring costs
- direct	(2)	(1)	(2)	-	(1)
- indirect	(1)	(4)	(1)	-	(2)

Operating expenses	(400)	(436)	(201)	(199)	(220)

Profit before impairment losses	145	95	71	74	49
Impairment (losses)/recoveries	-	(7)	(1)	1	(2)

Operating profit	145	88	70	75	47

Operating profit - adjusted (1)	148	93	73	75	50

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Investments	90	97	45	45	49
Banking	455	434	227	228	220

Total income	545	531	272	273	269

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (2)	15.0%	8.9%	14.5%	15.3%	9.4%
Return on equity - adjusted (1,2)	15.3%	9.4%	15.1%	15.3%	10.0%
Net interest margin	3.72%	3.33%	3.73%	3.70%	3.34%
Cost:income ratio	73%	82%	74%	73%	82%
Cost:income ratio - adjusted (1)	73%	81%	73%	73%	81%

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Private Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal	5.5	5.5	-	5.5	-
- mortgages	8.7	8.7	-	8.7	-
- other	2.4	2.6	(8%)	2.6	(8%)

	16.6	16.8	(1%)	16.8	(1%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	16.5	16.7	(1%)	16.7	(1%)

Funded assets	20.8	21.1	(1%)	21.0	(1%)
Assets under management	28.7	28.5	1%	29.7	(3%)
Risk elements in lending	0.2	0.3	(33%)	0.3	(33%)
Provision coverage (1)	39%	45%	(600bp)	43%	(400bp)

Customer deposits (excluding repos)	35.9	36.6	(2%)	37.2	(3%)
Loan:deposit ratio	46%	45%	100bp	45%	100bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	9.7	10.1	(4%)	10.0	(3%)
- counterparty	0.1	-	-	-	-
- Market risk	0.1	-	-	0.1	-
- Operational risk	1.9	1.9	-	1.9	-

	11.8	12.0	(2%)	12.0	(2%)

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points
The Private Banking business continues to invest in expanding its product offering in response to client demand for global, integrated solutions. Enhancements in the first half of 2014 included the introduction of an around-the-clock weekday dealing capability for foreign exchange products, serving Coutts’s UK and international client-base.

We are currently reviewing our strategy, focusing on options for our non-UK related activities. The review is expected to complete later in the year.

In the UK, further refinements to Coutts’s Retail Distribution Review compliant advice framework have improved efficiency, with total assets under advice now standing at £4.5 billion.

Private Banking

Key points (continued)

H1 2014 compared with H1 2013
•
Operating profit was £145 million for the first half of 2014, delivering a return on equity of 15.0%. Excluding restructuring costs, adjusted operating profit increased by £55 million and the adjusted return on equity was 15.3%, driven by improved income, lower expenses and lower impairments.

•
Total income was £14 million, or 3%, higher. Net interest income increased by £27 million due to a combination of improved deposit margins following a re-pricing exercise in the UK and lower treasury charges. Non-interest income declined by £13 million reflecting the impact of adverse foreign exchange movements and lower transactional activity in the international business.

•
Total expenses declined by 8% to £400 million. Adjusted expenses were down £34 million, 8%, at £397 million reflecting savings from the streamlining of the property footprint, favourable foreign exchange movements, reduced headcount and the continued management of discretionary costs.

•	Impairment charges declined by £7 million as a result of fewer specific impairments.

•
Client assets and liabilities were 7% lower than the previous year, with the decrease in assets under management driven by low margin custody asset outflows, adverse foreign exchange movements, portfolio exits and reduced balances in the UK. Deposits were £3.0 billion lower, largely as a result of re-pricing action in the UK. Lending declined by £0.5 billion as repayments outstripped new lending in the latter part of 2013.

Q2 2014 compared with Q1 2014
•	Operating profit was £70 million for the quarter, £5 million lower, largely as a result of a small increase in impairments and expenses, with income broadly flat.

•	Total expenses were up £2 million, wholly as a result of increased restructuring costs.

•
Client assets and liabilities were 1% lower than the prior quarter, wholly driven by a £0.7 billion reduction in deposits following the UK re-pricing exercise and outflows in the international business. Assets under management increased by £0.2 billion due to positive market movements. Lending remained broadly flat.

Q2 2014 compared with Q2 2013
•	Operating profit increased by £23 million benefitting from higher income, lower costs and lower impairments.

•
Total income was £3 million, 1%, higher. Net interest income rose by £15 million due to improved deposit margins following a re-pricing exercise in the UK and lower treasury charges. Non-interest income declined by £12 million largely as a result of adverse foreign exchange movements and lower transactional activity in the international business.

•
Total expenses declined by £19 million reflecting savings from the streamlining of the property footprint, reduced headcount, beneficial foreign exchange movements and the continued tight management of discretionary costs.

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	365	314	186	179	142

Net fees and commissions	490	556	247	243	275
Income from trading activities	1,482	1,753	597	885	787
Other operating income	90	85	46	44	32

Non-interest income	2,062	2,394	890	1,172	1,094

Total income	2,427	2,708	1,076	1,351	1,236

Direct expenses
- staff	(488)	(580)	(216)	(272)	(247)
- other	(260)	(284)	(147)	(113)	(154)
Indirect expenses	(1,169)	(1,325)	(581)	(588)	(657)
Restructuring costs
- direct	(28)	(37)	(13)	(15)	(24)
- indirect	(163)	(46)	(139)	(24)	(20)
Litigation and conduct costs	(50)	(410)	(50)	-	(385)

Operating expenses	(2,158)	(2,682)	(1,146)	(1,012)	(1,487)

Profit/(loss) before impairment losses	269	26	(70)	339	(251)
Impairment recoveries/(losses)	39	(223)	45	(6)	(144)

Operating profit/(loss)	308	(197)	(25)	333	(395)

Operating profit - adjusted (1)	549	296	177	372	34

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Rates	656	467	297	359	255
Currencies	351	479	159	192	282
Credit	774	992	309	465	315
Global Transaction Services	421	425	214	207	211
Portfolio	318	323	156	162	167

Total (excluding revenue share and run-off businesses)	2,520	2,686	1,135	1,385	1,230
Inter-segment revenue share	(119)	(141)	(59)	(60)	(68)
Run-off businesses	26	163	-	26	74

Total income	2,427	2,708	1,076	1,351	1,236

Corporate & Institutional Banking

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	2.7%	(1.6%)	(0.5%)	5.6%	(6.8%)
Return on equity - adjusted (1,2)	4.8%	2.5%	3.3%	6.2%	0.6%
Net interest margin	0.88%	0.72%	0.90%	0.85%	0.67%
Cost:income ratio	89%	99%	107%	75%	120%
Cost:income ratio - adjusted (2)	79%	81%	88%	72%	86%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).
(2)	Excluding restructuring costs and litigation and conduct costs.

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	69.2	70.7	(2%)	69.1	-
Loan impairment provisions	(0.2)	(0.2)	-	(0.9)	(78%)

Net loans and advances to customers	69.0	70.5	(2%)	68.2	1%
Net loans and advances to banks (1)	19.4	20.0	(3%)	20.5	(5%)
Reverse repos	78.8	78.1	1%	76.2	3%
Securities	67.9	75.0	(9%)	72.1	(6%)
Cash and eligible bills	18.7	21.0	(11%)	20.6	(9%)
Other	24.9	22.0	13%	11.0	126%

Funded assets	278.7	286.6	(3%)	268.6	4%

Provision coverage (2)	168%	199%	(3,100bp)	59%	10,900bp

Repos	73.1	77.5	(6%)	74.8	(2%)
Customer deposits (excluding repos)	55.5	57.1	(3%)	64.8	(14%)
Bank deposits (excluding repos)	31.7	29.5	7%	30.2	5%
Debt securities in issue	17.3	18.1	(4%)	21.5	(20%)

Risk-weighted assets (3)
- Credit risk
- non-counterparty	58.4	59.0	(1%)	61.8	(6%)
- counterparty	28.9	34.0	(15%)	17.5	65%
- Market risk	28.7	35.3	(19%)	26.4	9%
- Operational risk	11.8	11.9	(1%)	14.7	(20%)

	127.8	140.2	(9%)	120.4	6%

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. On a fully loaded Basel 3 basis risk-weighted assets at 1 January 2014 were £147.1 billion.

Corporate & Institutional Banking

Key points
The creation of Corporate & Institutional Banking (CIB) (which comprises the former Markets and International Banking divisions) is largely complete. The new franchise will continue to focus on the corporate and institutional client base while maintaining the same vigorous levels of cost reduction and capital management. The commitment to clients was highlighted this quarter when the business was awarded Global Finance’s Best Supply Chain Finance provider in Western Europe for the seventh consecutive year and also received The Banker’s Loans Deal of the Year Europe award.

The low interest rate and low volatility trading environment continues to be challenging. Investor activity remains subdued and excess client liquidity has curtailed lending. Opportunities for income generation were limited in comparison to the same period last year, when central bank intervention generated significant volatility.

H1 2014 compared with H1 2013
•
Operating profit increased by £505 million, reflecting lower impairments, cost reductions and lower litigation and conduct costs, partially offset by lower income as the business continued to reduce in size to focus on core activities. Restructuring costs were also higher. Adjusted operating profit increased by £253 million or 85% to £549 million.

•	Rates income increased by £189 million, 40%, compared with a weak H1 2013. Income associated with continued deleveraging and de-risking of the business supported the result.

•	Currencies income was £128 million or 27% lower than in H1 2013, when the business took advantage of volatility caused by central bank intervention in the United States and Japan.

•
Credit income was £218 million or 22% lower in H1 2014 compared with H1 2013, which benefited from the general credit market rally. This, combined with a reduced deployment of risk-weighted assets, resulted in lower income. Within Credit income, Asset Backed Product (ABP) income was £510 million, compared with £617 million in H1 2013.

•	Global Transaction Services and Portfolio were both flat compared with H1 2013, reflecting the subdued levels of client activity and continued low margin market environment.

•
Total expenses were down by 20%, reflecting lower litigation and conduct costs partly offset by higher restructuring costs. Adjusted expenses fell by 12%, driven by headcount reductions and tight control of discretionary expenditure.

•
Impairments represented a net recovery of £39 million, compared with a loss of £223 million in H1 2013, driven by the release of latent provisions, reflecting the creation of RCR and improving credit conditions and the non-repeat of significant individual cases.

•
Funded assets increased compared with 31 December 2013 as activity levels picked up. Compared with 30 June 2013, however, funded assets fell significantly, down from £328 billion to £279 billion, reflecting the refocusing of the business on core activities.

•
Risk-weighted assets increased following the introduction of CRD IV on 1 January 2014. On a like-for-like Basel III basis, risk-weighted assets fell significantly from £172 billion at 30 June 2013, to £128 billion at 30 June 2014. This was driven by a range of mitigation and de-risking actions and the transfer of £13 billion of risk-weighted assets to RCR.

Corporate & Institutional Banking

Key points (continued)

Q2 2014 compared with Q1 2014
•
An operating loss of £25 million was driven by restructuring costs and litigation and conduct costs of £202 million. Excluding these items, adjusted operating profit was £177 million, down £195 million, reflecting lower income principally in Credit and Rates.

•	Client activity in Rates weakened compared with Q1 2014, and trading gains were lower. As a result, income declined by £62 million.

•	Currencies income, down £33 million, continued to be impacted by limited volume and volatility in a highly competitive market environment.

•
Credit income decreased by 34%, driven by a lower level of gains in asset backed products following more favourable market movements in Q1 2014. ABP income was £188 million compared with £322 million in Q1 2014.

•	Global Transaction Services and Portfolio remained stable as they continued to be impacted by the low margin environment and subdued client activity.

•	Total expenses increased by 13% due to restructuring and litigation and conduct costs. Adjusted expenses were down 3%, driven by lower staff costs.

•	Funded assets remained broadly stable in a subdued market environment. The small reduction was driven by debt securities in the Rates business.

•	Risk-weighted assets fell by £12 billion, reflecting continued mitigation actions and reduced risk exposures.

Q2 2014 compared with Q2 2013
•
Rates increased by £42 million, 16%, despite a low volatility environment, benefiting from income associated with de-risking the business in contrast to Q2 2013, which was impacted by difficult trading conditions.

•	Currencies income was £123 million or 44% lower, reflecting the subdued market conditions, compared to greater volatility in Q2 2013 following central bank intervention in the United States and Japan.

•	Income from Portfolio fell £11 million or 7%. Q2 2013 included a gain on an asset sale.

•	Total expenses fell by £341 million, 23%, driven by lower litigation and conduct costs and the ongoing cost reduction programme, partially offset by a £108 million increase in restructuring costs.

Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Central items not allocated	91	553	86	5	352

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

H1 2014 compared with H1 2013
•
Central items not allocated represented a credit of £91 million compared with a credit of £553 million in H1 2013. The change was principally driven by lower gains on the disposal of available-for-sale securities in Treasury, which were down £245 million to £215 million for H1 2014, along with a £150 million restructuring charge relating to the Williams & Glyn franchise.

Q2 2014 compared with Q1 2014
•
Central items not allocated represented a credit of £86 million compared with a credit of £5 million in Q1 2014. The improvement principally reflects lower restructuring costs relating to Williams & Glyn and favourable movements in respect of fair value movements on derivatives not qualifying for hedge accounting in Treasury partially offset by lower AFS gains.

Q2 2014 compared with Q2 2013
•
Central items not allocated represented a credit of £86 million compared with a credit of £352 million in
Q2 2013. The change was principally driven by lower gains on the disposal of available-for-sale securities in Treasury, which were down £342 million to £13 million for Q2 2014.

Citizens Financial Group (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	987	939	499	488	469

Net fees and commissions	350	382	181	169	192
Other non-interest income	270	188	210	60	86

Non-interest income	620	570	391	229	278

Total income	1,607	1,509	890	717	747

Direct expenses
- staff	(512)	(572)	(261)	(251)	(286)
- other	(501)	(482)	(252)	(249)	(233)
Indirect expenses	-	(48)	-	-	(27)
Restructuring costs	(69)	(3)	(69)	-	(2)

Operating expenses	(1,082)	(1,105)	(582)	(500)	(548)

Profit before impairment losses	525	404	308	217	199
Impairment losses	(104)	(51)	(31)	(73)	(32)

Operating profit	421	353	277	144	167

Operating profit - adjusted (1)	490	356	346	144	169

Average exchange rate - US$/£	1.669	1.544	1.683	1.655	1.536

Analysis of income by product
Mortgages and home equity	223	249	111	112	123
Personal lending and cards	204	204	106	98	104
Retail deposits	376	379	190	186	189
Commercial lending	333	335	168	165	167
Commercial deposits	216	200	109	107	98
Other	255	142	206	49	66

Total income	1,607	1,509	890	717	747

Analysis of impairments by sector
Residential mortgages	1	12	6	(5)	10
Home equity	34	37	15	19	18
SBO home equity	4	-	(17)	21	-
Corporate and commercial	8	(35)	(1)	9	(11)
Other consumer	55	37	26	29	15
Securities	2	-	2	-	-

Total impairment losses	104	51	31	73	32

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	-	0.4%	0.4%	(0.3%)	0.7%
Home equity	0.6%	0.5%	0.5%	0.6%	0.5%
SBO home equity	0.6%	-	(5.6%)	6.5%	-
Corporate and commercial	0.1%	(0.3%)	-	0.1%	(0.2%)
Other consumer	1.2%	0.8%	1.2%	1.3%	0.7%

Total	0.4%	0.2%	0.2%	0.5%	0.2%

Note:
(1)	Excluding restructuring costs.

Citizens Financial Group (£ Sterling)

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	7.5%	6.6%	9.8%	5.1%	6.3%
Return on equity - adjusted (1,2)	8.7%	6.7%	12.2%	5.1%	6.4%
Net interest margin	2.94%	2.90%	2.93%	2.94%	2.89%
Cost:income ratio	67%	73%	65%	70%	73%
Cost:income ratio - adjusted (2)	63%	73%	58%	70%	73%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of monthly average of segmental RWAs).
(2)	Excluding restructuring costs.

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	6.4	6.2	3%	5.8	10%
- home equity	11.3	12.0	(6%)	12.1	(7%)
- SBO home equity	1.2	1.3	(8%)	-	100%
- corporate and commercial	24.2	24.7	(2%)	24.1	-
- other consumer	9.1	9.0	1%	8.6	6%

	52.2	53.2	(2%)	50.6	3%
Loan impairment provisions	(0.5)	(0.5)	-	(0.3)	67%

Net loans and advances to customers	51.7	52.7	(2%)	50.3	3%

Funded assets	75.7	75.7	-	71.3	6%
Investment securities	14.5	14.9	(3%)	12.9	12%
Risk elements in lending
- retail	1.1	1.1	-	0.9	22%
- commercial	0.2	0.2	-	0.1	100%

Total risk elements in lending	1.3	1.3	-	1.0	30%
Provision coverage (1)	38%	41%	(300bp)	26%	1,200bp

Customer deposits (excluding repos)	52.9	54.9	(4%)	55.1	(4%)
Bank deposits (excluding repos)	4.7	3.4	38%	2.0	135%
Loan:deposit ratio (excluding repos)	98%	96%	200bp	91%	700bp
Risk-weighted assets (2)
- Credit risk
- non-counterparty	54.8	55.4	(1%)	50.7	8%
- counterparty	0.8	0.8	-	0.5	60%
- Operational risk	5.1	5.1	-	4.9	4%

	60.7	61.3	(1%)	56.1	8%

Spot exchange rate - US$/£	1.711	1.668		1.654

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points
●	Sterling strengthened against the US dollar during the first half of 2014, with the spot exchange rate at 30 June 2014 increasing 3% compared with 31 December 2013.
●	Performance is described in full in the US dollar-based financial statements set out on pages 56 to 60.

Citizens Financial Group (US dollar)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,647	1,449	838	809	720

Net fees and commissions	584	590	305	279	295
Other non-interest income	452	291	353	99	133

Non-interest income	1,036	881	658	378	428

Total income	2,683	2,330	1,496	1,187	1,148

Direct expenses
- staff	(855)	(883)	(439)	(416)	(439)
- other	(835)	(744)	(423)	(412)	(359)
Indirect expenses	-	(74)	-	-	(40)
Restructuring costs	(115)	(5)	(115)	-	(3)

Operating expenses	(1,805)	(1,706)	(977)	(828)	(841)

Profit before impairment losses	878	624	519	359	307
Impairment losses	(174)	(78)	(53)	(121)	(48)

Operating profit	704	546	466	238	259

Operating profit - adjusted (1)	819	551	581	238	262

Analysis of income by product
Mortgages and home equity	373	384	188	185	189
Personal lending and cards	340	314	178	162	159
Retail deposits	627	586	319	308	291
Commercial lending	556	518	283	273	257
Commercial deposits	360	309	183	177	151
Other	427	219	345	82	101

Total income	2,683	2,330	1,496	1,187	1,148

Analysis of impairments by sector
Residential mortgages	1	19	10	(9)	16
Home equity	57	56	25	32	27
SBO home equity	6	-	(28)	34	-
Corporate and commercial	13	(53)	(2)	15	(17)
Other consumer	94	56	45	49	22
Securities	3	-	3	-	-

Total impairment losses	174	78	53	121	48

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	-	0.4%	0.4%	(0.3%)	0.7%
Home equity	0.6%	0.5%	0.5%	0.6%	0.5%
SBO home equity	0.6%	-	(5.6%)	6.5%	-
Corporate and commercial	0.1%	(0.3%)	-	0.1%	(0.2%)
Other consumer	1.2%	0.8%	1.2%	1.3%	0.7%

Total	0.4%	0.2%	0.2%	0.5%	0.2%

Note:
(1)	Excluding restructuring costs.

Citizens Financial Group (US dollar)

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	7.5%	6.6%	9.8%	5.1%	6.3%
Return on equity - adjusted (1,2)	8.7%	6.7%	12.2%	5.1%	6.4%
Net interest margin	2.94%	2.90%	2.93%	2.94%	2.89%
Cost:income ratio	67%	73%	65%	70%	73%
Cost:income ratio - adjusted (2)	63%	73%	58%	70%	73%

Notes:
(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of monthly average of segmental RWAs).
(2)	Excluding restructuring costs.

The results of Citizens Financial Group on a comparable basis are set out below. These include Non-Core operations and exclude Group allocations.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	$m	$m	$m	$m	$m

Total income	2,683	2,401	1,496	1,187	1,183
Operating expenses	(1,805)	(1,656)	(977)	(828)	(815)
Impairment losses	(174)	(202)	(53)	(121)	(112)

Operating profit	704	543	466	238	256

Operating profit - adjusted (1)	819	548	581	238	259

Return on equity	7.5%	5.9%	9.8%	5.1%	5.7%
Return on equity - adjusted (1,2)	8.7%	6.0%	12.2%	5.1%	5.7%

Notes:
(1)	Excluding restructuring costs.
(2)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of monthly average of segmental RWAs).

Citizens Financial Group (US dollar)

	30 June	31 March		31 December
	2014	2014		2013
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	10.9	10.3	6%	9.6	14%
- home equity	19.4	20.0	(3%)	20.1	(3%)
- SBO home equity	2.0	2.1	(5%)	-	100%
- corporate and commercial	41.4	41.2	-	39.8	4%
- other consumer	15.6	15.2	3%	14.1	11%

	89.3	88.8	1%	83.6	7%
Loan impairment provisions	(0.9)	(0.9)	-	(0.4)	125%

Net loans and advances to customers	88.4	87.9	1%	83.2	6%

Funded assets	129.5	126.2	3%	117.9	10%
Investment securities	24.9	24.9	-	21.3	17%
Risk elements in lending
- retail	1.9	1.9	-	1.5	27%
- commercial	0.3	0.3	-	0.2	50%

Total risk elements in lending	2.2	2.2	-	1.7	29%
Provision coverage (1)	38%	41%	(300bp)	26%	1,200bp

Customer deposits (excluding repos)	90.5	91.6	(1%)	91.1	(1%)
Bank deposits (excluding repos)	8.0	5.7	40%	3.3	142%
Loan:deposit ratio (excluding repos)	98%	96%	200bp	91%	700bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	93.8	92.4	2%	83.8	12%
- counterparty	1.3	1.3	-	0.8	63%
- Operational risk	8.7	8.5	2%	8.2	6%

	103.8	102.2	2%	92.8	12%

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points
H1 2014 and Q2 2014 results are not directly comparable with prior year periods; prior year results exclude Non-Core operations and include Group allocations. In the context of the planned disposal of Citizens Financial Group, central Group costs are no longer allocated to the division.

H1 2014 compared with H1 2013
•
Operating profit increased by $158 million, or 29%, to $704 million, reflecting the sale of the Illinois retail branches and small business and select middle market relationships in the Illinois market. Excluding the impact of the sale, $283 million net gain, and restructuring costs, $115 million (H1 2013 - $5 million), operating profit was down 3% driven by lower non-interest income and higher impairment losses partially offset by higher net interest income.

•
The former Non-Core portfolio is now included on a prospective basis from 1 January 2014. On a comparable basis, operating profit excluding the impact of the sale, $283 million net gain, and restructuring costs, $115 million (H1 2013 - $5 million), was down 2% driven by lower non-interest income and higher expenses partially offset by higher net interest income and lower impairment losses.

Citizens Financial Group (US dollar)

Key points (continued)

H1 2014 compared with H1 2013 (continued)
•
The branch sale comprised retail branches located in Illinois, including certain customer deposits of $4.8 billion and selected loans of $1.0 billion (primarily middle market, small business, home equity and credit card balances). The transaction which completed on 20 June 2014 and resulted in a net gain of $283 million and restructuring costs of $17 million.

•
The operating environment and market conditions remained challenging, with intense competition for loans. An extended period of low short-term rates limited net interest margin expansion and the rise in long-term rates dramatically slowed mortgage refinance volumes.

•
Net interest income was up $198 million, or 14%, to $1,647 million driven by a larger investment portfolio, loan growth including the transfer of assets from Non-Core, the benefit of interest rate swaps and deposit pricing discipline.

•	Higher rates led to investment security purchases resulting in average portfolio growth of $6.3 billion over the year.

•
Average loans and advances were up 9%, driven by the $3.6 billion transfer of assets from Non-Core, commercial and auto loan growth, a strategic initiative to purchase residential mortgages and to hold more originations on the balance sheet. This was partially offset by home equity run-off.

•	Average customer deposits were down 3%, with planned run-off of high priced deposits. Consumer and small business checking balances both grew by 3% over the year.

•
Excluding the gain on the sale of the Illinois branches of $283 million, non-interest income was down $128 million, or 15%, to $753 million reflecting lower securities gains of $69 million, lower mortgage banking fees of $49 million, as refinancing volumes have slowed, and lower deposit fees of $31 million due to a change in the posting order of customer transactions, partially offset by higher commercial banking fee income of $21 million. Mortgage origination activity has slowed as market rates have risen, leading to lower applications combined with lower levels of gains on sales of mortgages.

•
Excluding restructuring costs of $115 million (H1 2013 - $5 million), total expenses were down $11 million, or 1%, to $1,690 million driven by the removal of indirect costs in 2014, incentive reversals for prior year plans and lower retirement costs partially offset by lower mortgage servicing rights impairment recapture and higher consumer regulatory compliance costs.

•	Restructuring costs include costs related to the sale of the Illinois branches and other initiatives intended to improve the overall effectiveness and efficiency of the franchise.

•
Impairment losses increased by $96 million to $174 million due to a reserve build of $15 million in H1 2014 compared with a reserve release of $58 million in H1 2013 and higher charge-offs including those related to assets transferred from Non-Core.

Q2 2014 compared with Q1 2014
•
Operating profit increased by $228 million, or 96%, to $466 million largely due to the sale of the Illinois retail branches and small business and select middle market relationships. Excluding the impact of the sale, $283 million, and restructuring costs, $115 million, operating profit was up $60 million, or 25%, to $298 million driven by lower impairment losses.

•	Net interest income was up $29 million, or 4% at $838 million driven by a larger investment portfolio, loan growth and the impact of day count.

Citizens Financial Group (US dollar)

Key points (continued)

Q2 2014 compared with Q1 2014 (continued)
•	Average loans and advances were up 2%, driven by higher commercial loans, auto loan organic growth and purchases and a strategic initiative to purchase residential mortgages.

•	Excluding the gain on the sale of the Illinois retail branches of $283 million in Q2 2014, non-interest income was broadly in line with the prior quarter.

•	Excluding restructuring costs of $115 million, total expenses were up $34 million, or 4%, at $862 million due to higher incentives as Q1 2014 included incentive reversals for prior year plans.

•
Impairment losses decreased by $68 million to $53 million for the quarter due to lower charge-offs of $19 million and a reserve release in Q2 2014 of $19 million reflecting asset quality improvements, compared to a reserve build in Q1 2014 of $34 million.

Q2 2014 compared with Q2 2013
•
Excluding the impact of the Illinois retail branch sale, $283 million net gain, and restructuring costs, $115 million (Q2 2013 - $3 million), operating profit increased by $36 million, or 14%, driven by higher net interest income partially offset by higher expenses.

•	Income and expense drivers are consistent with H1 2014 compared with H1 2013.

•	Impairment losses were broadly in line with prior year despite the Non-Core transfer.

RBS Capital Resolution

RCR is managed and analysed by four business pillars - Ulster Bank, Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Half year
	ended	Quarter ended
	30 June	30 June	31 March
	2014	2014	2014
	£m	£m	£m

Income statement
Net interest income/(expense)	11	16	(5)

Net fees and commissions	31	17	14
Income from trading activities (1)	(53)	(69)	16
Other operating income (1)	119	71	48

Non-interest income	97	19	78

Total income	108	35	73

Direct expenses
- staff	(89)	(51)	(38)
- other	(32)	(14)	(18)
Indirect expenses	(55)	(32)	(23)

Operating expenses	(176)	(97)	(79)

Operating loss before impairment losses	(68)	(62)	(6)
Impairment recoveries/(losses) (1)	20	128	(108)

Operating (loss)/profit	(48)	66	(114)

Total income
Ulster Bank	1	14	(13)
Real Estate Finance	96	13	83
Corporate	(14)	(12)	(2)
Markets	25	20	5

Total income	108	35	73

Impairment (recoveries)/losses
Ulster Bank	(15)	(67)	52
Real Estate Finance	(34)	(123)	89
Corporate	39	73	(34)
Markets	(10)	(11)	1

Total impairment (recoveries)/losses	(20)	(128)	108

Loan impairment charge as % of gross customer loans and advances (2)
Ulster Bank	(0.2%)	(1.9%)	1.3%
Real Estate Finance	(0.9%)	(6.6%)	4.1%
Corporate	1.0%	3.7%	(1.5%)
Markets	(2.0%)	(3.6%)	-

Total	(0.1%)	(1.7%)	1.2%

Notes:
(1)
Q2 2014 results included £225 million (Q1 2014 - £56 million) of net gains from the disposal of assets, comprising £6 million gain (Q1 2014 - £5 million loss) in income from trading activities, £38 million of losses (Q1 2014 - £3 million) in other operating income and £257 million (Q1 2014 - £64 million) release of impairment provisions.

(2)	Includes disposal groups.

RBS Capital Resolution

	30 June	31 March
	2014	2014
	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	30.0	34.0
Loan impairment provisions	(14.4)	(15.7)

Net loans and advances to customers	15.6	18.3

Debt securities	1.9	2.2
Total funded assets	20.9	24.3
Total third party assets (including derivatives)	34.4	38.8

Risk elements in lending	20.4	23.0
Provision coverage (2)	71%	68%
Risk-weighted assets (3)
- Credit risk
- non-counterparty	22.6	29.6
- counterparty	8.2	5.7
- Market risk	4.3	5.2

	35.1	40.5

Gross loans and advances to customers (1)
Ulster Bank	13.9	15.5
Real Estate Finance	7.4	8.6
Corporate	7.8	9.1
Markets	0.9	0.8

	30.0	34.0

Funded assets
Ulster Bank	3.5	4.4
Real Estate Finance (3)	6.7	7.7
Corporate	7.4	8.6
Markets	3.3	3.6

	20.9	24.3

Risk weighted assets (4)
Ulster Bank	2.3	2.8
Real Estate Finance	6.4	11.5
Corporate	15.1	14.7
Markets	11.3	11.5

	35.1	40.5

RWA equivalent (RWAe) (5)
Ulster Bank	4.5	6.7
Real Estate Finance	10.5	13.4
Corporate	16.6	17.0
Markets	11.9	13.8

	43.5	50.9

Notes:
(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Real Estate Finance funded assets comprise those in the UK (£4.4 billion), Germany (£1.0 billion), Spain (£0.5 billion) and other geographies (£0.8 billion).
(4)	On a fully loaded Basel 3 basis risk-weighted assets at 1 January 2014 were £46.7 billion.
(5)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET 1 ratio of 10%; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Funded assets and RWAe
	Non-performing (1)					Performing (1)					Total
	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital
	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts (2)	Gross	Net		RWA	deducts
30 June 2014	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Ulster Bank	13.0	2.6	4.4	-	446	1.1	0.9	0.1	2.3	(229)	14.1	3.5	4.5	2.3	217
Real Estate Finance	5.0	2.7	4.1	0.3	389	4.1	4.0	6.4	6.1	16	9.1	6.7	10.5	6.4	405
Corporate	2.6	1.2	1.8	-	184	6.3	6.2	14.8	15.1	(28)	8.9	7.4	16.6	15.1	156
Markets	0.1	0.1	0.5	0.2	34	3.2	3.2	11.4	11.1	30	3.3	3.3	11.9	11.3	64

Total RCR	20.7	6.6	10.8	0.5	1,053	14.7	14.3	32.7	34.6	(211)	35.4	20.9	43.5	35.1	842

31 March 2014

Ulster Bank	14.6	3.6	6.3	0.1	622	1.1	0.8	0.4	2.7	(235)	15.7	4.4	6.7	2.8	387
Real Estate Finance	5.4	2.9	2.9	0.3	260	4.9	4.8	10.5	11.2	(76)	10.3	7.7	13.4	11.5	184
Corporate	2.9	1.2	2.1	0.1	209	7.5	7.4	14.9	14.6	28	10.4	8.6	17.0	14.7	237
Markets	0.2	0.2	0.3	-	26	3.4	3.4	13.5	11.5	205	3.6	3.6	13.8	11.5	231

Total RCR	23.1	7.9	11.6	0.5	1,117	16.9	16.4	39.3	40.0	(78)	40.0	24.3	50.9	40.5	1,039

1 January 2014

Ulster Bank	14.8	3.7	7.6	0.2	738	1.4	1.1	1.3	3.1	(179)	16.2	4.8	8.9	3.3	559
Real Estate Finance	7.2	4.2	6.1	0.3	580	5.8	5.3	12.5	13.2	(75)	13.0	9.5	18.6	13.5	505
Corporate	3.3	1.7	2.9	0.2	269	8.1	8.1	18.2	16.2	208	11.4	9.8	21.1	16.4	477
Markets	0.2	0.1	0.6	-	58	4.7	4.7	15.8	13.5	233	4.9	4.8	16.4	13.5	291

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

Notes:
(1)	Performing assets are those with an internal asset quality band of AQ1 - 9; and non-performing assets are in AQ10 with a probability of default being 100%.
(2)	The negative capital deductions are a result of the latent loss provisions held in respect of the performing portfolio.
(3)	Capital deductions relating to expected loss less impairment provisions were £823 million (31 March 2014 - £960 million; 1 January 2014 - £1,774 million).

RBS Capital Resolution

Funded assets

	1 April					30 June
	2014	Net run-off	Disposals (1)	Impairments	Other	2014
Quarter ended 30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.4	(0.1)	(0.8)	0.1	(0.1)	3.5
Real Estate Finance	7.7	(0.4)	(0.6)	0.1	(0.1)	6.7
Corporate	8.6	(0.8)	(0.2)	(0.1)	(0.1)	7.4
Markets	3.6	(0.1)	(0.2)	-	-	3.3

Total	24.3	(1.4)	(1.8)	0.1	(0.3)	20.9

	1 January					31 March
	2014	Net run-off	Disposals (1)	Impairments	Other	2014
Quarter ended 31 March 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.8	(0.1)	(0.2)	(0.1)	-	4.4
Real Estate Finance	9.5	(1.2)	(0.5)	(0.1)	-	7.7
Corporate	9.8	(0.7)	(0.5)	-	-	8.6
Markets	4.8	(0.5)	(0.7)	-	-	3.6

Total	28.9	(2.5)	(1.9)	(0.2)	-	24.3

Risk-weighted assets
	1 April			Risk		Other (3)	30 June
	2014	Net run-off	Disposals (1)	parameters (2)	Impairments		2014
Quarter ended 30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.8	-	(0.1)	(0.4)	-	-	2.3
Real Estate Finance	11.5	(0.2)	(0.6)	(4.2)	-	(0.1)	6.4
Corporate	14.7	(0.6)	(0.5)	2.2	(0.4)	(0.3)	15.1
Markets	11.5	(1.6)	(0.7)	2.2	-	(0.1)	11.3

Total	40.5	(2.4)	(1.9)	(0.2)	-	(0.5)	35.1

	1 January			Risk		Other (3)	31 March
	2014	Net run-off	Disposals (1)	parameters (2)	Impairments		2014
Quarter ended 31 March 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.3	(0.5)	-	-	-	-	2.8
Real Estate Finance	13.5	(1.6)	(0.1)	(0.3)	-	-	11.5
Corporate	16.4	(0.3)	(0.5)	(0.8)	-	(0.1)	14.7
Markets	13.5	(0.2)	(0.6)	(1.2)	-	-	11.5

Total	46.7	(2.6)	(1.2)	(2.3)	-	(0.1)	40.5

For the notes to this table refer to the following page.

RBS Capital Resolution

Capital deductions
	1 April	Net run-off		Risk	Impairments	Other (3)	30 June
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 30 June 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	387	(26)	(103)	17	(46)	(12)	217
Real Estate Finance	184	(81)	(29)	242	101	(12)	405
Corporate	237	(23)	(62)	97	(83)	(10)	156
Markets	231	(9)	(79)	(79)	-	-	64

Total	1,039	(139)	(273)	277	(28)	(34)	842

	1 January	Net run-off		Risk	Impairments	Other (3)	31 March
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 31 March 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	559	(2)	(14)	(135)	(17)	(4)	387
Real Estate Finance	505	(211)	(59)	31	(78)	(4)	184
Corporate	477	(71)	17	(159)	(27)	-	237
Markets	291	-	-	(56)	-	(4)	231

Total	1,832	(284)	(56)	(319)	(122)	(12)	1,039

RWA equivalent
	1 April	Net run-off		Risk	Impairments	Other (3)	30 June
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	6.7	(0.3)	(1.1)	(0.2)	(0.5)	(0.1)	4.5
Real Estate Finance	13.4	(1.0)	(0.9)	(1.8)	1.0	(0.2)	10.5
Corporate	17.0	(0.8)	(1.1)	3.2	(1.2)	(0.5)	16.6
Markets	13.8	(1.7)	(1.5)	1.4	-	(0.1)	11.9

Total	50.9	(3.8)	(4.6)	2.6	(0.7)	(0.9)	43.5

	1 January	Net run-off		Risk	Impairments	Other (3)	31 March
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 31 March 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	8.9	(0.5)	(0.1)	(1.4)	(0.2)	-	6.7
Real Estate Finance	18.6	(3.7)	(0.7)	-	(0.8)	-	13.4
Corporate	21.1	(1.0)	(0.3)	(2.4)	(0.3)	(0.1)	17.0
Markets	16.4	(0.2)	(0.6)	(1.7)	-	(0.1)	13.8

Total	65.0	(5.4)	(1.7)	(5.5)	(1.3)	(0.2)	50.9

Notes:
(1)	Includes all aspects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.

RBS Capital Resolution

Gross loans and advances, REIL and related impairments

				Credit metrics			YTD
				REIL as a	Provisions	Provisions	Impairment	YTD
	Gross			% of gross	as a %	as a % of	charge/	Amounts
	loans (1)	REIL	Provisions	loans	of REIL	gross loans	(gain) (2)	written-off
30 June 2014	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	10.7	8.2	4.4	77	54	41	(35)	839
- development	7.6	7.0	6.1	92	87	80	(65)	222
Asset finance	2.5	0.9	0.4	36	44	16	19	21
Other corporate	9.1	4.3	3.5	47	81	38	71	532
Other	0.1	-	-	-	-	-	-	5

	30.0	20.4	14.4	68	71	48	(10)	1,619

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	4.5	4.3	2.7	96	63	60	(42)	126
- development	6.5	6.4	5.8	98	91	89	(79)	192
Other corporate	2.9	2.3	2.1	79	91	72	106	157

Total Ulster Bank	13.9	13.0	10.6	94	82	76	(15)	475

Commercial Banking
Commercial real estate
- investment	2.2	1.3	0.5	59	38	23	33	51
- development	0.8	0.5	0.2	63	40	25	15	11
Asset finance	-	-	-	-	-	-	-	3
Other corporate	1.2	0.6	0.4	50	67	33	30	113
Other	-	-	-	-	-	-	-	4

Total Commercial Banking	4.2	2.4	1.1	57	46	26	78	182

CIB
Commercial real estate
- investment	4.0	2.6	1.2	65	46	30	(26)	662
- development	0.3	0.1	0.1	33	100	33	(1)	19
Asset finance	2.5	0.9	0.4	36	44	16	19	18
Other corporate	5.0	1.4	1.0	28	71	20	(65)	262
Other	0.1	-	-	-	-	-	-	1

Total CIB	11.9	5.0	2.7	42	54	23	(73)	962

Total	30.0	20.4	14.4	68	71	48	(10)	1,619

Of which:
UK	13.9	8.0	5.0	58	63	36	(71)	1,057
Europe	15.0	12.0	9.2	80	77	61	78	553
US	0.3	0.1	-	33	-	-	(8)	2
RoW	0.8	0.3	0.2	38	67	25	(9)	7

	30.0	20.4	14.4	68	71	48	(10)	1,619

Banks	0.6	-	-	-	-	-	(10)	-

Notes:
(1)	Includes disposal groups.
(2)
Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.
Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Gross loans and advances, REIL and related impairments (continued)

			Impairment
	Gross		charge/	Amounts
	loans (1)	Provisions	(gain) (2)	written-off
31 March 2014	£bn	£bn	£m	£m

By donating segment and sector

Ulster Bank
Commercial real estate
- investment	5.4	3.1	47	3
- development	7.1	6.2	(29)	31
Other corporate	3.0	2.0	34	25

Total Ulster Bank	15.5	11.3	52	59

Commercial Banking
Commercial real estate
- investment	2.4	0.5	52	1
- development	0.7	0.3	13	1
Other corporate	1.7	0.5	16	25
Other	-	-	-	5

Total Commercial Banking	4.8	1.3	81	32

CIB
Commercial real estate
- investment	5.1	1.4	34	370
- development	0.3	0.1	10	3
Asset finance	2.5	0.4	8	-
Other corporate	5.6	1.2	(47)	326
Other	0.2	-	(30)	-

Total CIB	13.7	3.1	(25)	699

Total	34.0	15.7	108	790

Banks	0.7	-	-	-

Notes:
(1)Includes disposal groups.
(2)Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Key points

H1 2014
•	Funded assets have reduced by £8 billion, or 28%, to £21 billion since inception on 1 January 2014, driven by disposals and run-off.

•
RWA equivalent decreased by £21 billion, or 33%, to £44 billion during H1 2014. This primarily reflects disposals and run-off, supplemented by methodology changes and lower operational and market risk RWAs.

•	The operating loss of £48 million benefited from £281 million of disposal gains and recoveries in H1 2014 with underlying impairments of £301 million.

•	The net effect of the operating loss and RWA equivalent (RWAe) reduction resulted in net CET1 accretion of £2 billion.

Q2 2014 compared with Q1 2014
Capital
•	RWAe reduction of £7 billion, to £44 billion, reflects a combination of disposals, run-off and lower market risk RWAs.

•
The operating focus in the quarter was on capital intensive positions to maximise the capital accretion benefit. Reductions in these positions were achieved in a capital accretive manner and consistent with our asset management principles. Disposal activity was spread across all sectors, with the most notable reductions in the Ulster Bank and Real Estate business pillars.

Funded assets
•	Funded assets fell to £21 billion, a reduction of £3 billion, or 14%, during the quarter.

•
The reduction was achieved by a mixture of run-off and disposals, and continued to benefit from a combination of strong liquidity in the market and asset demand in specific sectors. The first major disposal in Ireland was completed in Q2 2014 which reduced funded assets by £0.5 billion.

•	The percentage mix of assets across each of the business pillars remained broadly stable.

Operating performance
•
Operating profit for the second quarter was £66 million, a £180 million improvement compared with Q1 2014 and included a £36 million latent provision release reflecting improving credit conditions. The operating performance also benefited from a number of disposal gains and recoveries with good pricing in the market and efficient execution.

•
The favourable market conditions were reflected in higher than anticipated sale prices for assets disposed of in the quarter, resulting in disposal gains of £225 million, primarily through the write back of impairment provisions, compared with £56 million in Q1 2014.

•	The net effect of the operating profit of £66 million and RWAe reduction of £7 billion(1) resulted in net CET1 accretion of £0.8 billion in the quarter.

Funding employed
•	RCR continues to be funded primarily by RBS Treasury and has no material third party deposits.

•
A run off profile of 85% over three years has been assumed for RCR’s asset base with the associated funding cost being calculated from Treasury issuance maturing in line with the run down of the RCR balance sheet.

Note
(1)	Capital equivalent - £0.7 billion at an internal CET1 ratio of 10%.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 August 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary